AUBURN NATIONAL BANCORPORATION, INC.

2005 ANNUAL REPORT



MORE THAN NUMBERS

AUBURNBANK

www.auburnbank.com

Member FDIC

YOUR PARTNER,
YOUR NEIGHBOR,
YOUR FRIEND.

AUBURN NATIONAL BANCORPORATION, INC.

2005 ANNUAL REPORT

AUBURNBANK



CORPORATE PROFILE

Auburn National Bancorporation, Inc. is a one-bank holding company established in 1984, and incorporated under the laws of the State of Delaware. Its assets were $608 million as of December 31, 2005. Since its inception, Auburn National Bancorporation has wholly owned AuburnBank.

AuburnBank has been operating continuously since 1907 when it was established as the first financial institution in Auburn, Alabama.

Headquartered in Auburn, AuburnBank provides a wide range of services including traditional checking and savings accounts, loans, and internet banking. These services are available to individuals, families, and businesses, and offered at our many convenient locations.

In addition to its principal office, AuburnBank operates full-service branches in Opelika, Hurtsboro, and Notasulga, Alabama. In-store branches are located in Auburn Kroger as well as Wal-Mart SuperCenter stores in Auburn, Opelika, and Phenix City, Alabama. Mortgage loan offices are also located in Phenix City, Valley, and Orange Beach, Alabama. An extensive network of automated teller machines is operated throughout East Alabama.

2005 was a profitable and productive year for AuburnBank. Positive trends in the measurement of earnings, asset quality, efficiency and growth continued, thus allowing an increase in your 2006 first quarter dividend by 10%. We also forged a relationship with Bert Harris (Financial Consultant) of Investment Professionals, Inc. to assist you in achieving all of your financial goals. In the highly competitive markets we serve, we pledge to you to continue to provide the highest level of service with competitive products and prices that are delivered through the most current technology. We take pride in being the market share leader in Lee County and we look forward to continuing to serve you in the friendly and professional manner that you deserve. We thank you for your support and pledge to you our commitment to continue to be your financial institution of choice.

Auburn National Bancorporation's initial public offering was held in 1995. The common stock is traded on the Nasdaq Capital Market under the symbol "AUBN".

Robert W. Dumas

Robert W. Dumas
President & CEO
AuburnBank

To Our Shareholders and Friends



Our financial numbers for 2005 reflect a solid performance — $6,469,563 net after tax earnings, 14.26% return on equity, and .08% past due loans. We also ended the year with only $108 thousand in the non-performing loan category out of $282 million in total loans. As you can see, our staff works hard and our analysis and review procedures are thorough.

All of our operations areas experienced positive growth in 2005. Growth is part of our plan to enhance the profitability of AuburnBank and to allow the citizens of our service area to achieve their goals. Business used us for over $98 million in new and renewed commercial loans last year and our Real Estate Mortgage area originated 1,088 new home loans.

This indicates what we are doing, but AuburnBank is more than numbers. One hundred years ago a few prominent members of Alabama Polytechnic Institute and the town of Auburn got together and decided that the biggest need in Auburn was for a community bank. This need was filled in January 1907 when the Bank of Auburn (AuburnBank) opened its doors for service and service is still our #1 priority. We take pride in our skilled staff, our technology, our innovations, and our direct contact with our customers.

For 100 years, we have been helping the customers of our expanding service area take the pieces of their hopes and plans and shape them into an education, a home, a career, a business, or a fresh start.

This is what we do. Our bank is still run by people who believe banking is more than numbers, and I firmly believe it is paying dividends for our customers, our community, and our owners.

E.L. Spencer, Jr.
Chairman, Board of Directors
AuburnBank and ANBC



A Faithful Friend

Rarely can a modern relationship boast of the longevity like that shared between Mrs. Willie Lois Tolbert and AuburnBank. The union has lasted several decades and seen Mrs. Tolbert through many tears of heartache as well as tears of joy. Christmas of 2005 was no exception.

"I didn't have enough money to buy some Christmas presents," Mrs. Tolbert, 78, said. "I just wanted to buy my granddaughter some shirts and myself some shoes, along with a few other things. But I just couldn't get up enough money."

Mrs. Tolbert, a widow, said she always went to Robert Smith, Vice President of Commercial and Consumer Lending, for help in the past. "Mr. Smith has been knowing me a long time. I told him I needed about $700 for Christmas presents. And he gave it to me on my signature," she said.

"I wasn't worried about Mrs. Tolbert. She has always been a faithful friend of our bank. I am always glad to help her out when she needs it, especially during the holidays," Smith said. "It's good to work for a company that gives you that kind of flexibility to help those who sometimes find it hard getting by."

Tolbert added the bank has always been there for her as she needed it in the past, ensuring a continuing relationship well into the future. "They're just someone I can always count on," she said.



Seeing the Need

Vision is often a necessity in a financial institution. The ability to see the needs of its customers is critical in such a commodity-driven environment. AuburnBank provided the vision for long-time customer Terry Broach and her son in a unique way in the fall of 2004 when the Broach's home in Notasulga, Alabama, burned to the ground.

"Adam woke me up in the middle of the night and all we could see was smoke," Ms. Broach said. "By the time we made it outside, the entire right side of our home was engulfed in flames." The Notasulga High School junior was a member of the volunteer fire department and was awakened by the intense heat. The electrical fire resulted in a total loss for the family, including the 17-year-old's glasses, necessary for him to see.

Randi Hurley, Branch Manager and Notasulga resident, said that when a tragedy happens to someone in her small community, it happens to everyone.

"We had Adam's glasses replaced the next day. It didn't take long for AuburnBank to step up and help out. That's just the kind of company that we work for," Hurley said. While already a long-time customer of the bank, Broach said she was overwhelmed by the bank's generosity.

"We never had to ask for anything. The bank had Adam a new pair of glasses the next day. It just amazed me the way they saw a need and filled it," Broach said.

Sometimes to be competitive, a bank provides the vision to direct a business through the turbulent waters of an international economy. And then sometimes it just provides the vision a teenager needs to clearly see another day. According to Hurley, all of it is important. "It just touched my heart to know we care as much about a customer's eye sight as we do the banking service we provide them," she said.

A Little Time and a Little Faith

In the fall of 2005, Hurricane Katrina ungraciously granted many New Orleans residents the opportunity to relocate homes, families, and careers to less disaster-prone areas of the Southeast. Dr. Henri Ford and his wife, Susan, fled the forecasted devastation to Auburn, Alabama, where they lived with family while determining a post-hurricane course of action. "We had survived other hurricanes before Katrina, most recently (Hurricane) Ivan last year. But we were tired of running from the storms," the 45-year-old dentist said. "We looked around Auburn and decided to just stay here."

The challenge of purchasing a home in Auburn soon became obvious. The Fords had no access to the financial documents necessary in the mortgage lending process, no current means of income and no idea of the value of their existing home.

"Our realtor told us to see AuburnBank. She said if anybody could help in this process, they could," Dr. Ford said. "She hit the nail on the head with that one."

Faye Funderburk of First Realty, a 26-year veteran of the industry, knew providing a home loan under these conditions would be difficult.

"AuburnBank is my bank. They just have a history of people needing help and being the ones to step up and get the job done — even if it is in a non-traditional way," Funderburk said.

Terry Bishop, Senior Vice President of Mortgage Lending, said "I knew the Fords planned to make Auburn their home. I had the confidence that Dr. Ford would have no trouble relocating his practice here. All they needed was a little time and someone to have a little faith. I was glad AuburnBank was able to help them."

The sale of their New Orleans home and liquidation of his dental practice severed the last ties to the Big Easy, and Dr. Ford began work with Central Park Dentistry in January. Although relocation is cumbersome under the best of circumstances, AuburnBank helped make the transition relatively simple for the couple and their two young sons.

"It was the easiest process. Everyone was just fantastic and went out of their way to help us," Dr. Ford said.




HURTSBORO
HAL

TIME RUNNING OUT

Financial institutions have long been familiar with lines of something – lines of credit, lines of equity, lines of communication. But in the spring of 1999, AuburnBank became familiar with another type of line – a municipal water line.

The water lines servicing the town of Hurtsboro, Alabama, suffered breaks in addition to the failure of the town's antiquated well. Suddenly, the residents in rural Russell County were without water, and the town's leaders were without time. "We knew we could qualify for a [Alabama Department of Environmental Management] grant, but that takes time. Lots of red tape. Time was something we didn't have," said Joe York, Chairman of the town's Water Board. York added the town needed funds in excess of $90 thousand to repair the damages and to tie-in with the county water line. AuburnBank came through with a bridge loan so work could begin while waiting for government funding. The estimated 800 residents averted a potentially devastating situation and dutifully lined up for five days to receive drinking water from a water buffalo [tank] provided by the National Guard. City Clerk and long-time resident, Rosann Perry, said that country living prepares you for events like this, but only for so long.

"We normally keep water, kerosene, things like that for emergencies. But that only lasts so long. A lot of the residents are elderly and just didn't have the means to go somewhere else while the problem got fixed," she said. "I don't know what they would have done if it weren't for the bank helping us out."

Ginny Torbert, Branch Manager of the Hurtsboro branch and local resident, said she is proud to work for a company that is so in touch with the people.

"For AuburnBank to come in like it did was just a miracle. But that is what it does. The heart of our bank is the community, and it thrills me to death to be a part of something so special," she said.



Determined to Help

In late August, 2005, Hurricane Katrina swept across the Gulf Coast and blew many of its citizens north for escape and refuge. Bob and Wanda Palmer of Pass Christian, Mississippi, left their home of some 30 years on Sunday, August 29, to take the first exit with available lodging, which turned out to be Auburn, Alabama.

"We had never been to this area. In fact, we had no idea where we were going. We just decided to keep driving until we found a hotel," Mrs. Palmer, 62, said. "Luckily, there was a room available at the Best Western in Auburn. We had no idea how long we would be here so we were trying to conserve our cash. We were told it would be some time before we could return home."

Mrs. Palmer's bank in Mississippi had been severely damaged, so communication lines for all debit and credit card transactions were nonexistent. She had two rebate checks totaling $222 and tried to cash them at several local banks. Despite proper identification, Mrs. Palmer was repeatedly denied her request because she had no local account. Her last stop was the AuburnBank in Wal-Mart and Branch Manager Gail Cochran.

"By the time Mrs. Palmer came into our branch, she was very upset and crying," Ms. Cochran said. "She needed cash to pay for her hotel room. As I listened to her story, I just knew I had to find a way to help. After numerous phone calls, I found a workable solution."

"Gail was determined to help me. It just goes to show you that AuburnBank cares about people and not just about whether you have an account or not," Mrs. Palmer said.

While life is far from normal in her hometown of nine thousand, and she sleeps in her guest bedroom with hardwood floors still wet some six months after the hurricane, Mrs. Palmer says she will always remember the kindness and personal touch shown by Branch Manager Gail Cochran and AuburnBank.

"Thank goodness there are people willing to stick their necks out for others. Gail obviously works for the best bank in the area," she said.

AuburnBank Board of Directors



2006 Board of Directors

Seated left to right: Edward Lee Spencer, III, Robert W. Dumas, E.L. Spencer, Jr., William F. Ham, Jr., Anne M. May.

Standing left to right: David E. Housel, Terry W. Andrus, Dr. Emil F. Wright, Jr., C. Wayne Alderman, J.E. Evans.

AUBURN NATIONAL BANCORPORATION, INC. AND AUBURNBANK BOARD OF DIRECTORS

Terry W. Andrus
President, East Alabama
Medical Center

C. Wayne Alderman
Secretary to ANBC
Distinguished Professor and
former Dean, College of Business,
Auburn University

Robert W. Dumas
President & CEO, AuburnBank

J.E. Evans
Owner, Evans Realty

William F. Ham, Jr.
Mayor, City of Auburn &
Owner, Varsity Enterprises

David E. Housel
Director of Athletics Emeritus,
Auburn University

Anne M. May
Partner, Machen, McChesney
& Chastain, CPAs

E.L. Spencer, Jr.
Chairman, AuburnBank and ANBC,
President, Spencer Lumber Company

Edward Lee Spencer, III
Vice President, Spencer
Lumber Company

Dr. Emil F. Wright, Jr.
Vice Chairman
AuburnBank and ANBC,
Retired Ophthalmologist

AuburnBank Officers

E.L. Spencer, Jr.
Chairman

Robert W. Dumas
President & Chief
Executive Officer

Jo Ann Hall
Executive Vice President,
Chief Operations Officer/
Chief Risk Officer

Terrell E. Bishop
Senior Vice President,
Senior Mortgage Loan Officer

James E. Dulaney
Senior Vice President,
Business Development/Marketing

W. Thomas Johnson
Senior Vice President,
Senior Lender

C. Eddie Smith
Senior Vice President,
City President, Opelika Branch

Patty Allen
Vice President,
Commercial/Consumer Loans

Kris Blackmon
Vice President,
Asset/Liability Manager

S. Mark Bridges
Vice President,
Commercial/Consumer Loans

Laura Carrington
Vice President,
Human Resource Officer

Kathy Crawford
Vice President,
Commercial/Consumer Loans

Marla Kickliter
Vice President,
Compliance/Internal Auditor

Ginnie Y. Lunsford
Vice President,
Consumer Loans/
Loan Operations

Susan K. McChesney
Vice President, IT/IS

Shannon O'Donnell
Vice President,
Credit Administration

Kristin Parsons
Vice President, Controller

Jerry Siegel
Vice President, IT/IS
Chief Technology Officer

Robert Smith
Vice President,
Commercial/Consumer Loans

Scottie Arnold
Assistant Vice President,
Operations/Retail
Internet Banking

Julia McCreight
Assistant Vice President,
Mortgage Loans

Barbara Wilcox
Assistant Vice President,
Bank Security/BSA Officer

Julie Ambrose
Mortgage Loan Officer

Adicia Coulter
Customer Relations Officer

Suzanne Gibson
Portfolio Manager

Andrea Jackson
Portfolio Manager

Charlotte Lang
Assistant BSA and Operations Officer

David Reaves
Mortgage Loan Officer

Kenna C. Runge
Mortgage Loan Officer

David L. Savage
Mortgage Loan Officer

Jeff Stewart
Consumer Loan Officer

Opelika Branch Advisory Board



2006 Opelika Branch Advisory Board
Seated left to right: Doug M. Horn, J. Tutt Barrett, William H. Brown, C. Eddie Smith,
Standing left to right: William G. Dyas, William P. Johnston,
R. Kraig Smith, M.D., Robert G. Young, Sherrie M. Stanyard,
Not pictured: Hugh Dean Fuller, Michael James, John W. Mitchell, M.D.

William H. Brown
Owner, Brown Agency, Inc.

William G. Dyas
Businessman

Hugh Dean Fuller
Businessman

Doug M. Horn
Owner, Doug Horn Roofing
& Contracting Co.

Michael James
Senior Vice President,
Castone Corporation

John W. Mitchell, M.D.
Cardiologist, East Alabama
Medical Center

C. Eddie Smith
President,
AuburnBank of Opelika

R. Kraig Smith, M.D.
Lee OBGYN

Sherrie Murphy Stanyard
Senior Account Manager,
Craftmaster Printers, Inc.

Robert G. Young
Vice President, Sales
Young's Plant Farm, Inc.

Financial Highlights

Auburn National Bancorporation, Inc.
Financial Highlights
(Dollars in thousands, except per share data)

	For the Year Ended December 31,				
	2005	2004	2003	2002	2001
Earnings					
Net Interest Income	$14,702	$14,669	$13,518	$14,570	$13,845
Provision for Loan Losses	485	600	675	1,680	3,555
Net Earnings	6,470	6,510	5,419	5,055	4,578
Per Share:					
Net Earnings	1.69	1.68	1.39	1.30	1.17
Cash Dividends	0.58	0.50	0.48	0.44	0.40
Book Value	11.58	11.57	10.38	10.16	9.20
Shares Issued	3,957,135	3,957,135	3,957,135	3,957,135	3,957,135
Weighted Average Shares Outstanding	3,830,002	3,870,198	3,894,969	3,894,649	3,908,084
Financial Condition					
Total Assets	$608,154	$591,161	$590,115	$505,027	$473,010
Loans	282,059	251,129	244,652	254,344	262,303
Investment Securities	274,961	282,199	285,319	190,918	151,474
Total Deposits	454,995	429,339	434,042	395,191	369,668
Long Term Debt	105,422	105,441	105,589	53,436	53,581
Shareholder's Equity	43,954	44,504	40,408	39,582	35,834
Selected Ratios					
Return on Average Total Assets	1.08%	1.10%	1.05%	1.04%	1.07%
Return on Average Total Equity	14.26%	15.69%	13.47%	13.66%	13.40%
Average Stockholders' Equity to Average Assets	7.56%	7.03%	7.78%	7.65%	7.97%
Allowance for Loan Losses as a % of Loans	1.36%	1.38%	1.76%	2.01%	2.04%
Loans to Total Deposits	61.99%	58.49%	56.37%	64.36%	70.96%

AUBURNBANK

KPMG

KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203

Report of Independent Registered Public Accounting Firm

The Board of Directors
Auburn National Bancorporation, Inc.:

We have audited the accompanying consolidated balance sheets of Auburn National Bancorporation, Inc. and subsidiary (the Company) as of December 31, 2005 and 2004, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Auburn National Bancorporation, Inc. and subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005 in conformity U.S. generally accepted accounting principles.

KPMG LLP

Birmingham, Alabama
March 24, 2006

AUBURN NATIONAL BANCORPORATION, INC.
AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2005 and 2004

Assets	**2005**	**2004**
Cash and due from banks (note 2)	$ 13,704,096	9,037,412
Federal funds sold	10,237,409	17,394,000
Cash and cash equivalents	23,941,505	26,431,412
Interest-earning deposits with other banks	2,140,856	705,296
Investment securities held to maturity (fair value of $636,962 and $822,290 for December 31, 2005 and 2004, respectively) (note 3)	633,478	808,607
Investment securities available for sale (note 3)	274,327,424	281,390,464
Loans held for sale (note 4)	1,400,269	7,813,539
Loans (note 4)	282,059,247	251,129,295
Less allowance for loan losses	(3,843,374)	(3,455,515)
Loans, net	278,215,873	247,673,780
Premises and equipment, net (note 5)	2,428,619	2,679,305
Rental property, net (note 6)	1,236,583	1,330,180
Other assets (note 3)	23,829,154	22,328,726
Total assets	$ 608,153,761	591,161,309
Liabilities and Stockholders' Equity		
Deposits:		
Noninterest-bearing	$ 70,784,282	65,363,613
Interest-bearing (note 7)	384,211,006	363,975,157
Total deposits	454,995,288	429,338,770
Securities sold under agreements to repurchase (note 8)	1,731,391	7,612,922
Other borrowed funds (note 9)	98,205,256	98,223,505
Note payable to trust (note 10)	7,217,000	7,217,000
Accrued expenses and other liabilities	2,050,348	4,264,864
Total liabilities	564,199,283	546,657,061
Stockholders' equity (notes 16 and 17):		
Preferred stock of $0.01 par value. Authorized 200,000 shares; issued shares – none	—	—
Common stock of $0.01 par value. Authorized 8,500,000 shares; issued 3,957,135 shares	39,571	39,571
Additional paid-in capital	3,734,425	3,723,578
Retained earnings	46,918,896	42,669,061
Accumulated other comprehensive loss, net of tax	(3,981,772)	(361,109)
Less treasury stock, at cost – 162,119 shares and 110,274 shares for December 31, 2005 and 2004, respectively	(2,756,642)	(1,566,853)
Total stockholders' equity	43,954,478	44,504,248
Commitments and contingencies (note 14)		
Total liabilities and stockholders' equity	$ 608,153,761	591,161,309

See accompanying notes to consolidated financial statements.

AUBURN NATIONAL BANCORPORATION, INC.
AND SUBSIDIARY

Consolidated Statements of Earnings

Years ended December 31, 2005, 2004, and 2003

		2005	2004	2003
Interest and dividend income:				
Loans, including fees	$	18,389,970	15,806,642	16,299,018
Investment securities:				
Taxable		9,475,483	9,821,817	8,224,739
Tax-exempt		1,857,737	1,417,907	313,880
Federal funds sold		260,989	118,321	92,498
Interest-earning deposits with other banks		38,204	12,634	10,002
Total interest and dividend income		30,022,383	27,177,321	24,940,137
Interest expense:				
Deposits (note 7)		10,519,733	8,124,708	8,547,949
Securities sold under agreements to repurchase and federal funds purchased (note 8)		90,871	32,032	47,901
Other borrowings (note 9)		4,710,160	4,351,595	2,825,987
Total interest expense		15,320,764	12,508,335	11,421,837
Net interest income		14,701,619	14,668,986	13,518,300
Provision for loan losses (note 4)		485,000	600,000	675,000
Net interest income after provision for loan losses		14,216,619	14,068,986	12,843,300
Noninterest income:				
Service charges on deposit accounts		1,497,117	1,489,612	1,496,680
Investment securities gains, net (note 3)		11,306	733,428	994,699
Other (note 18)		4,762,226	4,692,022	4,281,260
Total noninterest income		6,270,649	6,915,062	6,772,639
Noninterest expense:				
Salaries and benefits (note 13)		5,453,386	5,386,800	4,751,166
Net occupancy expense		1,078,826	1,234,234	1,251,128
Other (note 18)		5,276,577	5,504,002	5,911,690
Total noninterest expense		11,808,789	12,125,036	11,913,984
Earnings before income taxes		8,678,479	8,859,012	7,701,955
Income tax expense (note 12)		2,208,916	2,349,236	2,283,435
Net earnings	$	6,469,563	6,509,776	5,418,520
Earnings per share – basic		1.69	1.68	1.39
Earnings per share – diluted		1.69	1.68	1.39
Weighted average shares outstanding – basic		3,830,002	3,870,198	3,894,969
Weighted average shares outstanding – diluted		3,830,794	3,871,273	3,895,728

See accompanying notes to consolidated financial statements.

AUBURN NATIONAL BANCORPORATION, INC.
AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity and Comprehensive Income

Years ended December 31, 2005, 2004, and 2003

	Comprehensive income	Common stock Shares	Common stock Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Total
Balances at December 31, 2002		3,957,135	39,571	3,708,443	34,543,870	1,842,099	(551,559)	39,582,424
Comprehensive income:								
Net earnings	$ 5,418,520	—	—	—	5,418,520	—	—	5,418,520
Other comprehensive loss due to unrealized loss on investment securities available for sale, net (note 11)	(2,670,915)	—	—	—	—	(2,670,915)	—	(2,670,915)
Total comprehensive income	$ 2,747,605							
Cash dividends paid ($0.48 per share)		—	—	—	(1,869,561)	—	—	(1,869,561)
Purchase of treasury stock (3,000 shares)		—	—	—	—	—	(61,262)	(61,262)
Sale of treasury stock (750 shares)		—	—	3,803	—	—	4,875	8,678
Balances at December 31, 2003		3,957,135	39,571	3,712,246	38,092,829	(828,816)	(607,946)	40,407,884
Comprehensive income:								
Net earnings	$ 6,509,776	—	—	—	6,509,776	—	—	6,509,776
Other comprehensive income due to unrealized income on investment securities available for sale and derivatives, net (note 11)	467,707	—	—	—	—	467,707	—	467,707
Total comprehensive income	$ 6,977,483							
Cash dividends paid ($0.50 per share)		—	—	—	(1,933,544)	—	—	(1,933,544)
Purchase of treasury stock (3,000 shares)		—	—	—	—	—	(972,394)	(972,394)
Sale of treasury stock (750 shares)		—	—	11,332	—	—	13,487	24,819
Balances at December 31, 2004		3,957,135	39,571	3,723,578	42,669,061	(361,109)	(1,566,853)	44,504,248
Comprehensive income:								
Net earnings	$ 6,469,563	—	—	—	6,469,563	—	—	6,469,563
Other comprehensive loss due to unrealized loss on investment securities available for sale and derivatives, net (note 11)	(3,620,663)	—	—	—	—	(3,620,663)	—	(3,620,663)
Total comprehensive income	$ 2,848,900							
Cash dividends paid ($0.58 per share)		—	—	—	(2,219,728)	—	—	(2,219,728)
Purchase of treasury stock (53,745 shares)		—	—	—	—	—	(1,202,139)	(1,202,139)
Sale of treasury stock (1,900 shares)		—	—	10,847	—	—	12,350	23,197
Balances at December 31, 2005		3,957,135	$ 39,571	3,734,425	46,918,896	(3,981,772)	(2,756,642)	43,954,478

See accompanying notes to consolidated financial statements.

AUBURN NATIONAL BANCORPORATION, INC.
AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 31, 2005, 2004, and 2003

		2005	2004	2003
Cash flows from operating activities:				
Net earnings	$	6,469,563	6,509,776	5,418,520
Adjustments to reconcile net earnings to net cash provided by operating activities:				
Depreciation and amortization		444,200	492,732	557,146
Net amortization of investment security discounts/premiums		994,182	1,246,042	1,711,893
Provision for loan losses		485,000	600,000	675,000
Deferred tax (benefit) expense		(1,639,770)	(1,079,698)	427,704
Loans originated for resale		(86,399,869)	(63,708,998)	(107,507,779)
Proceeds from sale of loans originated for resale		87,109,550	66,309,410	108,656,026
Loss on sale of premises and equipment		2,661	2,305	34,693
(Gain) loss on sale and calls of investment securities		(11,306)	183,633	(994,699)
Gain on exchange of privately-held stock investment		—	(917,061)	—
(Gain) loss on sale of other real estate		(15,428)	6,984	70,694
(Increase) decrease in interest receivable		(253,802)	68,748	(273,677)
Decrease (increase) in other assets		1,058,393	991,820	(346,683)
Increase (decrease) in interest payable		234,986	(247,079)	(74,947)
(Decrease) increase in accrued expenses and other liabilities		(601,732)	1,954,272	(448,037)
Net cash provided by operating activities		7,876,628	12,412,886	7,905,854
Cash flows from investing activities:				
Proceeds from sales of investment securities available for sale		33,346,426	77,533,760	82,443,026
Proceeds from maturities/calls/paydowns of investment securities available for sale		38,879,781	40,209,751	116,628,669
Purchases of investment securities available for sale		(72,388,252)	(115,486,766)	(305,345,720)
Proceeds from maturities/calls/paydowns of investment securities held to maturity		174,900	428,908	6,704,668
Net (increase) decrease in loans		(25,609,338)	(6,196,353)	801,520
Purchases of premises and equipment		(59,494)	(135,073)	(140,658)
Proceeds from sale of premises and equipment and other real estate		385,763	279,051	711,094
Additions to rental property		(15,129)	(11,499)	(5,806)
Net (increase) decrease in interest-earning deposits with other banks		(1,435,560)	(439,567)	332,691
Proceeds from sale of privately-held stock investment		—	(1,044,061)	—
Investment in FHLB stock		(3,700)	(683,000)	(2,240,000)
Net cash used in investing activities		(26,724,603)	(5,544,849)	(100,110,516)

AUBURN NATIONAL BANCORPORATION, INC.
AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 31, 2005, 2004, and 2003

	2005	2004	2003
Cash flows from financing activities:			
Net increase in noninterest-bearing deposits	$ 5,420,669	4,856,468	7,387,766
Net increase (decrease) in interest-bearing deposits	20,235,849	(9,559,838)	31,463,010
Net (decrease) increase in securities sold under agreements to repurchase	(5,881,531)	958,590	(5,335,002)
Borrowings from FHLB	28,000,000	10,000,000	55,000,000
Repayments to FHLB	(28,018,249)	(10,018,250)	(10,043,250)
Repayments of other borrowed funds	—	(130,433)	(21,045)
Proceeds from the note payable to Trust	—	—	7,217,000
Purchase of treasury stock	(1,202,139)	(972,394)	(61,262)
Sale of treasury stock	23,197	24,819	8,678
Dividends paid	(2,219,728)	(1,933,544)	(1,869,561)
Net cash provided by (used in) financing activities	16,358,068	(6,774,582)	83,746,334
Net (decrease) increase in cash and cash equivalents	(2,489,907)	93,455	(8,458,328)
Cash and cash equivalents at beginning of year	26,431,412	26,337,957	34,796,285
Cash and cash equivalents at end of year	$ 23,941,505	26,431,412	26,337,957
Supplemental information on cash payments:			
Interest paid	$ 15,085,778	12,755,414	11,496,784
Income taxes paid	3,292,413	1,843,388	1,918,796
Supplemental information on noncash transactions:			
Real estate acquired through foreclosure	285,834	338,825	185,236
Loans to facilitate the sale of other real estate	—	—	333,800
Loans held for sale transferred to loan portfolio	5,766,585	—	—

See accompanying notes to consolidated financial statements.

AUBURN NATIONAL BANCORPORATION, INC.
AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2005, 2004, and 2003

(1) Summary of Significant Accounting Policies

Auburn National Bancorporation, Inc. (the Company) provides a full range of banking services to individual and corporate customers in Lee County, Alabama and surrounding counties through its subsidiary, AuburnBank (the Bank). The Company and the Bank are subject to competition from other financial institutions. The Company and the Bank are also subject to the regulations of certain federal and state agencies and undergo periodic examinations by those regulatory authorities. The Company does not have any segments other than banking that are considered material.

The accounting policies followed by the Company and its subsidiary and the methods of applying these principles conform with accounting principles generally accepted in the United States of America and with general practice within the banking industry. Certain principles which significantly affect the determination of financial position, results of operations and cash flows are summarized below.

(a) Basis of Financial Statement Presentation

The consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near–term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties that serve as collateral.

Management believes that the allowance for losses on loans is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

The Bank's real estate loans are secured by real estate located principally in Lee County, Alabama and surrounding areas. In addition, foreclosed real estate owned by the Bank is typically located in this same area. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio and the recovery of real estate owned are susceptible to changes in market conditions in this area.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary, AuburnBank.

(c) *Cash Equivalents*

Cash equivalents include amounts due from banks and federal funds sold. Federal funds are generally sold for one–day periods.

(d) *Investment Securities*

The Company accounts for investment securities under the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities* whereby investment securities are classified in one of three portfolios: (i) trading account securities, (ii) held to maturity securities, and (iii) securities available for sale. Trading account securities are stated at fair value. The Company does not have trading account securities. Investment securities held to maturity are those for which the Company has both the intent and ability to hold until maturity and are stated at cost adjusted for amortization of premiums and accretion of discounts. Investment securities available for sale are stated at fair value with any unrealized gains and losses reported as a separate component of stockholders' equity, net of taxes, until realized.

Accretion of discounts and amortization of premiums are calculated using a method that approximates the effective interest method over the anticipated life of the security, taking into consideration prepayment assumptions. Gains and losses from the sale of investment securities are computed under the specific identification method.

A decline in the fair value below cost of any available for sale or held to maturity security that is deemed other than temporary results in a charge to earnings and the establishment of a new cost basis for the security.

(e) *Loans*

Loans that the Company has the intent and ability to hold for the foreseeable future or until maturity are recorded at principal amounts outstanding, net of unearned income and allowance for loan losses. Interest on loans is credited to income on the effective interest method. Throughout the periods of 2002-2005, the Company has reported its interest income on loans based on the effective interest method. In its annual report on Form 10-K for the year ended December 31, 2004, it was incorrectly stated in the footnotes to the financial statements that the Company used the simple interest method of recording interest income on loans. The Company actually used and continues to use the effective interest method of reporting interest income, which is the appropriate method under GAAP.

It is the policy of the Company to discontinue the accrual of interest when principal or interest payments become more than ninety days delinquent. When a loan is placed on a nonaccrual basis, any interest previously accrued but not collected is reversed against current income unless the collateral for the loan is sufficient to cover the accrued interest. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are recorded on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

(Continued)

The Company accounts for impaired loans in accordance with SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*, as amended by SFAS No. 118, *Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures*. Under the provisions of SFAS No. 114 and SFAS No. 118, management considers a loan to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is also considered impaired if its terms are modified in a troubled debt restructuring and the restructuring agreement specifies an interest rate below the rate that the Company is willing to accept for a new loan with comparable risk. When a loan is considered impaired, the amount of impairment is measured based on the present value of expected future cash flows discounted at the note's effective interest rate, unless the loan is collateral–dependent, for which the fair value of the collateral is used to determine the amount of impairment. Impairment losses are included in the allowance for loan losses through the provision for loan losses. Impaired loans are charged to the allowance when such loans are deemed to be uncollectible. Subsequent recoveries are added to the allowance.

When a loan is considered impaired, cash receipts are applied under the contractual terms of the loan agreement, first to principal and then to interest income. Once the recorded principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has not been recognized. Any further cash receipts are recorded as recoveries of any amount previously charged off.

The Company originates mortgage loans to be held for sale only for loans that have been pre–approved by the investor. The Company bears minimal interest rate risk on these loans. Such loans are stated at the lower of cost or aggregate fair value.

(f) ***Allowance for Loan Losses***

The amount of provision for loan losses charged to earnings is based on actual loss experience, periodic specific reviews of significant and nonperforming loan relationships, and management's evaluation of the loan portfolio under current economic conditions. Such provisions, adjusted for loan charge–offs and recoveries, comprise the allowance for loan losses. Provision amounts are largely determined based on loan classifications determined through credit quality reviews using estimated loss factors based on historical loss experience. Such loss factors are adjusted periodically based on changes in loss experience.

Loans are charged against the allowance when management determines such loans to be uncollectible. Subsequent recoveries are credited to the allowance.

(g) ***Premises and Equipment***

Land is stated at cost. Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed principally on a straight–line method for buildings, furniture, fixtures, and equipment over the estimated useful lives of the assets, which range from three to 39 years.

(h) *Rental Property*

Rental property consists of land, buildings, furniture, fixtures, and equipment which are rented by the Company to the Bank and to unrelated other parties. Rental property is stated at cost less accumulated depreciation. Depreciation is computed principally on a straight–line method for buildings, furniture, fixtures, and equipment over the shorter of estimated useful lives of the assets or the lease period.

(i) *Other Real Estate*

Real estate acquired through foreclosure or in lieu of foreclosure is carried at the lower of cost or fair value, as determined by independent appraisals, adjusted for estimated selling costs. Any write–down at the time of foreclosure is charged to the allowance for loan losses. Subsequent declines in fair value below acquisition cost and gains or losses on the sale of these properties are credited or charged to earnings.

(j) *Derivative Financial Instruments and Hedging Activities*

As part of its overall interest rate risk management activities, the Company utilizes derivative instruments (i) to modify the repricing characteristics of assets and liabilities and (ii) to hedge the fair value risk of fixed–rate liabilities. The primary instruments utilized by the Company are interest rate swaps and interest rate floor and cap arrangements. Interest rate swap transactions generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. Entering into interest rate swap agreements involves not only the risk of dealing with counterparties and their ability to meet the terms of the contracts but also the risk associated with the movements in interest rates. These risks are considered in the Bank's overall asset liability management program. Notional principal amounts often are used to express the volume of these transactions; however, the amounts potentially subject to credit risk are much smaller. The Bank utilizes periodic financial statements issued by the counterparty to analyze the creditworthiness of the counterparty prior to entering into a contract and to monitor changes in the financial condition of the counterparty throughout the term of the contract.

The fair value of these derivative financial instruments is based on dealer quotes or third–party financial models and are recorded as assets or liabilities and are recognized on the balance sheet at their fair value. Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge along with the gain or loss on the hedged asset or liability that are attributable to the risk being hedged is recognized in earnings in the period of change. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is recorded initially as a component of accumulated other comprehensive income, and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness, as well as the ineffective portion of the gain or loss, are reported in earnings immediately. If the derivative instrument is not designated as a hedge, the gain or loss would be recognized in earnings in each period. The net settlement on the Company's fair value hedges is recorded in earnings on an accrual basis.

As of December 31, 2005 and 2004, the Company had a cash flow hedge with a notional amount of $10 million for the purpose of converting the interest payments on floating rate money market accounts to a fixed rate. The Company started exchanging payments in March 2005 for this interest rate swap based on the three month Treasury bill investment rate. The Company recorded a liability for this swap of $8,000 and $216,000 for the years ended December 31, 2005 and 2004, respectively. This interest rate swap will mature in July 2007. There was not any material hedge ineffectiveness from this cash flow hedge recognized in the income statement. The Company had no fair value hedges at December 31, 2005 and 2004.

(k) Income Taxes

Income taxes are accounted for under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company files its federal income tax returns on a consolidated basis.

(l) Earnings per Share

Basic earnings per share are computed on the weighted average number of shares outstanding in accordance with SFAS No. 128, *Earnings Per Share*. In May 1994, the Company reserved 450,000 shares of common stock for issuance under stock option plans. This plan expired in May 2004. During 2003, the Company granted 4,000 options with an exercise price of $13.39 which was equal to the closing market price on the date of grant. These options expire December 31, 2006. During 2002, the Company granted 3,000 options with an exercise price of $11.35 which was equal to the closing market price on the date of grant. These options expired on December 31, 2005. No options were granted in 2005 and 2004 or years previous to 2002.

A reconciliation of the numerator and denominator of the basic EPS computation to the diluted EPS computation for the three years ended December 31 is as follows:

(Continued)

		2005	2004	2003
Basic:				
Net income	$	6,469,563	6,509,776	5,418,520
Average common shares outstanding		3,830,002	3,870,198	3,894,969
Earnings per share	$	1.69	1.68	1.39
Diluted:				
Net income	$	6,469,563	6,509,776	5,418,520
Average common shares outstanding		3,830,002	3,870,198	3,894,969
Dilutive effect of options issued		792	1,075	759
Average diluted shares outstanding		3,830,794	3,871,273	3,895,728
Earnings per share	$	1.69	1.68	1.39

The Company had no options that were issued and not included in the calculation of diluted earnings per share for the years ended December 31, 2005, 2004 and 2003.

(m) Stock–based compensation

The Company applies Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations in accounting for employee stock compensation plans and, accordingly, does not recognize compensation cost for stock options granted when the option price is greater than or equal to the underlying stock price. This accounting method is referred to as the intrinsic value method. The Company provides the pro–forma disclosures of SFAS No. 123, *Accounting for Stock–Based Compensation*, as amended by SFAS No. 148, using the fair value method of accounting for stock–based compensation.

The Company granted 4,000 options on January 1, 2003 with an exercise price of $13.39 which was equal to the closing market price on the date of grant. Each option had a fair value of $2.02, $2.06 and $3.51 at December 31, 2005, 2004 and 2003, respectively. These options vested on the date of grant and expire on December 31, 2006. During 2005, 2004 and 2003, 800, 800 and 200 options were exercised, respectively. In addition, 200 options expired in 2003. At December 31, 2005, 2,000 options were outstanding with a remaining contractual life of one year.

The Company granted 3,000 options on January 1, 2002 with an exercise price of $11.35 which was equal to the closing market price on the date of grant. These options expired on December 31, 2005. Each option had a fair value of $3.51 and $5.17 at December 31, 2004 and 2003, respectively. During 2005, 2004 and 2003, 1,100, 1,200, and 500 options were exercised, respectively.

The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock–based employee compensation:

		2005	2004	2003
		(In thousands, except per share data)		
Net earnings – as reported	$	6,469,563	6,509,776	5,418,520
Deduct:				
Total stock–based employee compensation expense determined under fair value based method for all awards, net of related tax effects		2,588	7,738	17,740
Net earnings – pro forma	$	6,466,975	6,502,038	5,400,780
Earnings per share – as reported				
Basic	$	1.69	1.68	1.39
Diluted		1.69	1.68	1.39
Earnings per share – pro forma				
Basic	$	1.69	1.68	1.39
Diluted		1.69	1.68	1.39

The fair value of the 2003 option grant was estimated on the date of grant using the Black–Scholes option–pricing model with the following assumptions:

	Options granted in 2003
Expected stock price volatility	33.22%
Risk free interest rate	4.42%
Expected life of options	1 year
Dividend yield	2.60%

(n) Recent Accounting Pronouncements

On November 13, 2003, the Financial Accounting Standards Board's ("FASB") Emerging Issues Task Force reached a consensus on EITF Issue No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*. This guidance was to be applied in other-than-temporary impairment evaluations performed in reporting periods beginning after June 15, 2004. Disclosures were effective in annual financial statements for fiscal years ended after December 31, 2003, for investments accounted for under SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, and SFAS No. 124, *Accounting for Certain Investments Held by Not-for-Profit Organizations*. In 2005, the FASB issued FASB Staff Position (FSB) No 115-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain*

Investments, which nullifies certain provisions of EITF Issue No. 03-1, while retaining the disclosure requirements that have been previously adopted by the Company. The adoption of FSB No. 115-1 did not have a material impact on the Company's financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), *Share-Based Payment* ("SFAS No. 123R"), which revised SFAS No. 123, *Accounting for Stock-Based Compensation.* This statement supercedes APB Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"). The revised statement addresses the accounting for share-based payment transactions with employees and other third parties, eliminates the ability to account for share-based compensation transactions using APB 25 and requires that the compensation costs relating to such transactions be recognized in the consolidated statement of income.

On April 14, 2005, the SEC amended Rule 4-01(a) of Regulation S-X that amended the compliance date for SFAS No. 123R. The SEC's new rule allows companies to implement SFAS No. 123R at the beginning of their next fiscal year, instead of the next reporting period that begins after June 15, 2005.

On March 25, 2005, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 107 ("SAB 107"). SAB 107 provides guidance regarding the valuation of share-based payment arrangements, the classification of compensation expense, financial measures which do not follow accounting principles generally accepted in the United States ("GAAP"), first-time adoption of SFAS No. 123R in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS No. 123R, the modification of employee share options prior to adoption of SFAS No. 123R and disclosures in Management's Discussion and Analysis subsequent to adoption to SFAS No. 123R. The Company adopted SFAS 123R on January 1, 2006 and its adoption did not have a material impact on the consolidated balance sheets or statements of earnings for the Company.

Statement of Position 03-03, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer* (SOP 03-03) addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities loans acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes loans acquired in purchase business combinations and applies to all nongovernmental entities, including not-for-profit organizations. SOP 03-03 does not apply to loans originated by the entity. SOP 03-03 was effective for loans acquired in fiscal years beginning after December 15, 2004. Early adoption was encouraged. Specific transition guidance applies to certain loans that currently are within the scope of Practice Bulletin 6, *Amortization of Discounts on Certain Acquired Loans.* The Company does not believe the determination of the impact on its financial statements will be meaningful until the Company completes a business combination with a financial institution and/or acquires a future loan portfolio.

(Continued)

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections* – a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 replaced APB Opinion No. 20, *Accounting Changes*, and SFAS No. 3 *Reporting Accounting Changes in Interim Financial Statements* and changes in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle by requiring retrospective application to prior period financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of this statement are effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the impact of SFAS No. 154 to have a material impact on the consolidated balance sheets or statement of earnings for the Company.

(o) Reclassifications

Certain 2004 and 2003 amounts have been reclassified to conform to the 2005 presentation.

(2) Cash and Due from Banks

The Bank is required to maintain certain average cash reserve balances in accordance with Federal Reserve requirements. There were no required balances as of December 31, 2005 and 2004.

(3) Investment Securities

The amortized cost and fair value of investment securities at December 31, 2005, were as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities held to maturity:				
State and political subdivisions	$ 355,000	—	—	355,000
Mortgage-backed securities	278,478	3,505	21	281,962
	$ 633,478	3,505	21	636,962
Investment securities available for sale:				
U.S. government agencies, excluding mortgage-backed securities	$ 62,733,001	5,625	1,303,263	61,435,363
State and political subdivisions	48,888,702	371,986	223,081	49,037,607
Corporate securities	10,171,066	58,858	9,819	10,220,105
Collateralized mortgage obligations	17,036,006	938	487,540	16,549,404
Mortgage-backed securities	142,126,936	20,070	5,062,061	137,084,945
	$ 280,955,711	457,477	7,085,764	274,327,424

(Continued)

The composition of the investment securities with an unrealized loss position at December 31, 2005 is shown below including the investment securities with an unrealized loss of less than twelve months and twelve months or longer.

	Investments With an Unrealized Loss of Less than 12 Months		Investments With an Unrealized Loss of 12 Months or Longer		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. government agencies, excluding mortgage-backed securities	$ 15,278,527	188,598	43,151,212	1,114,665	58,429,739	1,303,263
State and political subdivisions	19,013,670	213,141	509,330	9,940	19,523,000	223,081
Corporate securities	1,000,000	9,819	—	—	1,000,000	9,819
Collateralized mortgage obligations	7,605,956	150,329	8,666,958	337,211	16,272,914	487,540
Mortgage-backed securities	47,299,320	1,255,935	86,933,037	3,806,147	134,232,357	5,062,082
	$ 90,197,473	1,817,822	139,260,537	5,267,963	229,458,010	7,085,785

Management evaluates securities when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than costs, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. The declines in fair value noted above were attributable to increases in interest rates and not attributable to credit quality. Since the Company has the ability and intent to hold all of these investments until a market price recovery or maturity, these investments were not considered other-than-temporarily impaired.

(Continued)

The amortized cost and fair value of investment securities at December 31, 2004 were as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities held to maturity:				
State and political subdivisions	$ 362,000	—	—	362,000
Mortgage-backed securities	446,607	13,683	—	460,290
	$ 808,607	13,683	—	822,290
Investment securities available for sale:				
U.S. government agencies, excluding mortgage-backed securities	$ 58,024,567	132,203	356,255	57,800,515
State and political subdivisions	41,570,722	839,681	21,730	42,388,673
Corporate securities	6,216,239	96,451	—	6,312,690
Collateralized mortgage obligations	17,632,426	4,168	123,327	17,513,267
Mortgage-backed securities	158,332,360	313,364	1,270,405	157,375,319
	$ 281,776,314	1,385,867	1,771,717	281,390,464

(Continued)

The amortized cost and fair value of investment securities at December 31, 2005, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

		Amortized cost	Fair value
Investment securities held to maturity:			
Due after ten years	$	355,000	355,000
Mortgage-backed securities		278,478	281,962
Total	$	633,478	636,962
Investment securities available for sale:			
Due after one year through five years	$	38,376,163	37,562,396
Due after five years through ten years		24,704,654	24,276,655
Due after ten years		48,540,886	48,633,919
Subtotal		111,621,703	110,472,970
Corporate securities		10,171,066	10,220,105
Mortgage-backed securities		142,126,936	137,084,945
Collateralized mortgage obligations		17,036,006	16,549,404
Total	$	280,955,711	274,327,424

Proceeds from the sale of investment securities available for sale during the years ended December 31, 2005, 2004, and 2003 were $33,346,426, $77,533,760, and $82,443,026, respectively. Gross gains of $123,208, $405,507, and $1,125,798 were realized on the sales for the years ended December 31, 2005, 2004, and 2003, respectively. Gross losses of $111,902, $589,140 and $131,099 were realized on the sales for the years ended December 31, 2005, 2004 and 2003, respectively. In addition, the Company sold a privately-held investment in 2004 for a realized gain of $917,061. Also in 2004, the Company sold its ownership in First Data stock and realized a loss of $214,818.

Investment securities with an aggregate fair value of $192,188,818 and $218,575,811 at December 31, 2005 and 2004, respectively, were pledged to secure public and trust deposits as required by law and for other purposes.

The Company maintains a diversified investment portfolio, including held to maturity and available–for–sale securities, with limited concentration in any given region, industry, or economic characteristic.

Included in other assets is stock in the Federal Home Loan Bank (FHLB) of Atlanta. FHLB stock is carried at cost, has no contractual maturity, has no quoted fair value, and no ready market exists. The investment in the stock is required of every member of the FHLB system. The investment in the stock was $5,598,900 and $5,595,200 at December 31, 2005 and 2004, respectively.

(Continued)

(4) Loans

At December 31, 2005 and 2004, the composition of the loan portfolio was as follows:

		2005	2004
Commercial, financial, and agricultural	$	51,490,822	49,757,919
Leases – commercial		1,488,292	5,397,519
Real estate – construction:			
Commercial		2,039,161	944,673
Residential		8,832,065	5,426,195
Real estate – mortgage:			
Commercial		148,118,376	136,036,617
Residential		59,756,144	42,545,143
Consumer installment		10,334,387	11,021,229
Total loans		282,059,247	251,129,295
Less allowance for loan losses		3,843,374	3,455,515
Loans, net	$	278,215,873	247,673,780

During 2005 and 2004, certain executive officers and directors of the Company and the Bank, including companies with which they are associated, were loan customers of the Bank. Total loans outstanding to these persons at December 31, 2005 and 2004 amounted to $5,375,880 and $5,628,084, respectively. The change from 2004 to 2005 reflects payments of $6,908,305 and advances of $6,656,101. In management's opinion, these loans were made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements, and do not represent more than normal credit risk.

A summary of the transactions in the allowance for loan losses for the years ended December 31, 2005, 2004, and 2003 is as follows:

		2005	2004	2003
Balance at beginning of year	$	3,455,515	4,312,554	5,104,165
Provision charged to earnings		485,000	600,000	675,000
Loan recoveries		258,654	309,042	110,813
Loans charged off		(355,795)	(1,766,081)	(1,577,424)
Balance at end of year	$	3,843,374	3,455,515	4,312,554

The Company had no impaired loans at December 31, 2005. At December 31, 2004, the Company had $677,252 of impaired loans with a related valuation allowance of $176,860.

For the years ended December 31, 2005, 2004 and 2003, the average recorded investment in impaired loans was $85,561, $339,593 and $1,408,378, respectively. The Company did not recognize any interest

(Continued)

income on impaired loans in 2005 and 2004. The amount of interest income on impaired loans recognized during 2003 amounted to $48,817.

Nonperforming loans, consisting of loans on nonaccrual status and accruing loans past due greater than 90 days, amounted to $108,441 and $710,649 at December 31, 2005 and 2004, respectively. Nonaccrual loans were $108,441 and $710,649, at December 31, 2005 and 2004, respectively. Interest that would have been recorded on nonaccrual loans had they been in accruing status was approximately $36,000, $92,000 and $180,000, in 2005, 2004, and 2003, respectively.

The Company had no real estate acquired by foreclosure at December 31, 2005. The Company had approximately $105,000 in real estate acquired by foreclosure at December 31, 2004.

The Company originates real estate mortgage loans which are sold in the secondary market. The Company retains the servicing for residential real estate loans that are sold to FNMA. The Company's loan servicing portfolio consisted of 1,499 loans with an outstanding balance of $152,790,298; 1,518 loans with an outstanding balance of $154,020,527 and 1,409 loans with an outstanding balance of $139,684,559, as of December 31, 2005, 2004, and 2003, respectively.

(5) Premises and Equipment

Premises and equipment at December 31, 2005 and 2004 are summarized as follows:

		2005	2004
Land	$	407,747	407,747
Buildings		3,047,875	3,002,703
Furniture, fixtures, and equipment		3,327,058	3,587,476
Total premises and equipment		6,782,680	6,997,926
Less accumulated depreciation		4,354,061	4,318,621
	$	2,428,619	2,679,305

(6) Rental Property

Rental property at December 31, 2005 and 2004 are summarized as follows:

		2005	2004
Land	$	390,900	390,900
Buildings		2,207,869	2,201,144
Furniture, fixtures, and equipment		226,737	218,333
Total rental property		2,825,506	2,810,377
Less accumulated depreciation		1,588,923	1,480,197
	$	1,236,583	1,330,180

(Continued)

(7) Interest–Bearing Deposits

At December 31, 2005 and 2004, the composition of interest–bearing deposits was as follows:

	2005	2004
NOW	$ 68,203,383	64,938,344
Money market	115,415,273	96,983,400
Savings	19,572,723	19,656,254
Certificates of deposit under $100,000	84,966,427	87,183,821
Certificates of deposit and other time deposits of $100,000 and over	96,053,200	95,213,338
	$ 384,211,006	363,975,157

Interest expense on certificates of deposit and other time deposits of $100,000 and over amounted to approximately $2,518,000, $2,322,000, and $2,954,000, in 2005, 2004, and 2003, respectively.

The following table presents the maturities of certificates of deposit and other time deposits of $100,000 or more at December 31, 2005:

Years ending December 31:	
2006	$ 44,619,238
2007	21,224,211
2008	10,416,325
2009	12,103,012
2010	7,690,414
Thereafter	—
	$ 96,053,200

During 2005 and 2004, certain executive officers and directors of the Company and Bank, including companies with which they are associated, were deposit customers of the Bank. Total deposits of these persons at December 31, 2005 and 2004 amounted to $11,142,655 and $12,919,323, respectively.

(8) Securities Sold Under Agreements to Repurchase

The securities sold under agreements to repurchase at December 31, 2005, 2004 and 2003 are collateralized by obligations of the U.S. Government or its corporations and agencies, state and municipal securities, or mortgage–backed securities, which are held by independent trustees. The following summarizes pertinent data related to the securities sold under agreements to repurchase as of and for the years ended December 31, 2005, 2004, and 2003.

		2005	2004	2003
Weighted average borrowing rate at year end		3.91%	2.23%	0.89%
Weighted average borrowing rate during the year		3.18%	1.20%	1.02%
Average daily balance during the year	$	2,502,058	2,524,643	3,192,075
Maximum month-end balance during the year		4,078,104	7,612,922	8,492,969

(9) Other Borrowed Funds

Other borrowed funds at December 31, 2005 and 2004 consisted of the following:

	Maturity Dates	Weighted Average Interest rate		2005	2004
Federal Home Loan Bank borrowings:					
Fixed rate	2009-2017	5.41%	$	10,205,256	15,223,505
Convertible - Libor based	2008-2015	4.00%		88,000,000	83,000,000
			$	98,205,256	98,223,505

(Continued)

Required annual principal payments on long–term debt for years subsequent to December 31, 2005 are as follows:

	FHLB Borrowings
2006	$ 18,250
2007	18,250
2008	10,018,250
2009	15,018,250
2010	10,018,250
Thereafter	63,114,006
Total	$ 98,205,256

The Bank's available line with the FHLB is 30% of the Bank's total assets or $181,880,000 at December 31, 2005 and $176,816,000 at December 31, 2004. The Bank's remaining available line was $83,675,000 and $78,592,000 at December 31, 2005 and 2004, respectively. Interest expense on FHLB advances was $4,281,410, $4,045,403, and $2,770,890 in 2005, 2004, and 2003, respectively. The advances and line of credit are collateralized by the Bank's investment in the stock of the FHLB, all eligible first mortgage residential loans, and investment securities.

(10) Note Payable to Trust

The Company owns Auburn National Bancorporation Capital Trust I ("Trust"), a wholly-owned statutory business trust. The Company is the sole sponsor of the trust and owns $217,000 of the Trust's common securities. The Trust was created for the exclusive purpose of issuing capital trust preferred securities ("Trust Preferred Securities") in the aggregate amount of $7,000,000 and using the proceeds from the issuance of the common and preferred securities to purchase $7,217,000 of junior subordinated debentures ("Note Payable to Trust") issued by the Company. The sole asset of the Trust is the Note Payable to Trust. The Company's $217,000 investment in the Trust is included in other assets in the accompanying consolidated balance sheet and the $7,217,000 obligation of the Company is included in notes payable.

The Trust Preferred Securities bear a floating interest rate equal to the prime rate of interest plus 0.125% reset quarterly. Distributions are payable quarterly. The Trust Preferred Securities are subject to mandatory redemption upon repayment of the Note Payable to Trust at their stated maturity date or their earlier redemption in an amount equal to their liquidation amount plus accumulated and unpaid distributions to the date of redemption. The Company guarantees the payment of distributions and payments for redemption or liquidation of the Trust Preferred Securities to the extent of funds held by the Trust. The Company's obligations under the Note Payable to Trust together with the guarantee and other back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of the Trust under the Trust Preferred Securities.

The Note Payable to the Trust is unsecured, bears interest at a rate equal to the prime rate of interest plus 0.125% reset quarterly and matures on December 31, 2033. Interest is payable quarterly. The Company may defer the payment of interest at any time for a period not exceeding 20 consecutive quarters provided that the deferral period does not extend past the stated maturity. During any such deferral period, distributions on the Trust Preferred Securities will also be deferred and the Company's ability to pay dividends on its common shares will be restricted.

Subject to approval by the Federal Reserve Bank of Atlanta, the Trust Preferred Securities may be redeemed at our option on or after December 31, 2008. The Trust Preferred Securities may also be redeemed at any time in whole (but not in part) in the event of unfavorable changes in laws or regulations that result in (1) the Trust becoming subject to federal income tax on income received on the Note Payable to Trust, (2) interest payable by the parent company on the Note Payable to Trust becoming non-deductible for federal tax purposes, (3) the requirement for the Trust to register under the Investment Company Act of 1940, as amended, or (4) loss of the ability to treat the Trust Preferred Securities as "Tier I capital" under the Federal Reserve capital adequacy guidelines.

The Trust Preferred Securities currently qualify as Tier I capital under regulatory interpretations. On March 1, 2005, the Federal Reserve Board announced changes to its capital adequacy rules including the capital treatment of trust preferred securities. The Federal Reserve's new rules, which took effect in April 2005, permitted the Company to continue to treat its outstanding trust preferred securities as Tier 1 Capital for the first 25 years of the 30 year term of the related junior subordinated notes. During the last five years preceding maturity, the amount included as capital will decline by 20% per year. The Federal Reserve's final rule with respect to the capital treatment of trust preferred securities did not adversely affect the Company and Bank's regulatory capital and the Company and the Bank's capital ratios remained at an adequate level to allow the Company and the Bank to continue to be "well capitalized" under applicable banking regulations.

(11) Other Comprehensive Income (Loss)

The following table sets forth the amounts of other comprehensive income (loss) included in stockholders' equity along with the related tax effect for the years ended December 31, 2005, 2004, and 2003.

		Pretax amount	Tax (expense) benefit	Net of tax amount
2005:				
Net unrealized holding losses on investment securities available for sale arising during the year	$	(6,231,131)	2,492,452	(3,738,679)
Reclassification adjustment for net gains realized in net income		11,306	(4,522)	6,784
		(6,242,437)	2,496,974	(3,745,463)
Net unrealized holding gain on derivatives used as cash flow hedges arising during the year		208,000	(83,200)	124,800
Other comprehensive loss	$	(6,034,437)	2,413,774	(3,620,663)
2004:				
Net unrealized holding gains on investment securities available for sale arising during the year	$	1,728,939	(691,575)	1,037,364
Reclassification adjustment for net gains realized in net income		733,428	(293,371)	440,057
		995,511	(398,204)	597,307
Net unrealized holding losses on derivatives used as cash flow hedges arising during the year		(216,000)	86,400	(129,600)
Other comprehensive income	$	779,511	(311,804)	467,707
2003:				
Net unrealized holding losses on investment securities available for sale arising during the year	$	(3,456,827)	1,382,731	(2,074,096)
Reclassification adjustment for net gains realized in net income		994,699	(397,880)	596,819
Other comprehensive loss	$	(4,451,526)	1,780,611	(2,670,915)

(Continued)

(12) Income Tax Expense

Total income tax expense (benefit) for the years ended December 31, 2005, 2004, and 2003 was allocated as follows:

		2005	2004	2003
Income from continuing operations	$	2,208,916	2,349,236	2,283,435
Stockholders' equity, for accumulated other comprehensive (loss) income		(2,413,774)	311,804	(1,780,611)

For the years ended December 31, 2005, 2004, and 2003 the components of income tax expense from continuing operations were as follows:

		2005	2004	2003
Current income tax expense:				
Federal	$	3,409,223	3,141,152	1,794,625
State		439,463	287,782	61,106
Total		3,848,686	3,428,934	1,855,731
Deferred income tax (benefit) expense:				
Federal		(1,480,834)	(974,782)	347,100
State		(158,936)	(104,916)	80,604
Total		(1,639,770)	(1,079,698)	427,704
	$	2,208,916	2,349,236	2,283,435

Total income tax expense differed from the amount computed by applying the statutory federal income tax rate of 34% to pretax earnings as follows:

	2005	2004	2003
Income tax expense at statutory rate	$ 2,950,683	3,012,064	2,618,665
Increase (decrease) resulting from:			
Tax-exempt interest	(581,760)	(450,857)	(98,484)
State income taxes net of Federal income tax effect	185,148	120,692	93,529
Low-income housing credit	(227,823)	(227,823)	(227,823)
Dividends received deduction	(5,224)	(20,208)	(8,610)
Bank owned life insurance	(156,060)	(171,020)	(171,360)
Other	43,952	86,388	77,518
	$ 2,208,916	2,349,236	2,283,435

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2005 and 2004 are presented below:

	2005	2004
Deferred tax assets:		
Loans, principally due to allowance for loan losses	$ 1,116,213	746,658
Principal amortization of leases	2,535,796	1,093,472
Unrealized loss on investment securities available for sale	2,651,313	154,339
Unrealized loss on derivatives	3,200	86,400
Other	152,776	299,585
Total gross deferred tax assets before valuation allowance	6,459,298	2,380,454
Valuation allowance	—	—
Total deferred tax assets	6,459,298	2,380,454
Deferred tax liabilities:		
Premises and equipment, principally due to differences in depreciation	2,700,988	2,410,724
Investments, principally due to discount accretion	265,945	214,499
FHLB stock dividend	18,616	18,616
Prepaid expenses	103,634	125,402
Loans, principally due to differences in deferred loan fees	55,779	64,581
Deferred REIT income	—	271,512
Other	93,874	108,202
Total deferred tax liabilities	3,238,836	3,213,536
Net deferred tax asset (liability)	$ 3,220,462	(833,082)

(Continued)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projection for future taxable income over the periods which the temporary differences resulting in the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

(13) Retirement Plans

The Bank has a defined contribution retirement plan that covers substantially all employees. Participants become 20% vested in their accounts after two years of service and 100% vested after six years of service. Contributions to the plan are determined by the board of directors. Company contributions to the plan amounted to $119,637, $112,319, and $97,372, in 2005, 2004, and 2003, respectively, and are included in salaries and benefits expense.

(14) Guarantees, Derivatives, and Contingent Liabilities

Off–Balance–Sheet Arrangements

The Company is a party to financial instruments with off–balance–sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such instruments involve elements of credit risk in excess of the amounts recognized in the consolidated financial statements.

The Company's exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on–balance–sheet instruments.

The financial instruments whose contract amounts represent credit risk as of December 31, 2005 are as follows:

Commitments to extend credit	$ 50,252,455
Standby letters of credit	5,788,052

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. All guarantees expire within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds various assets as collateral supporting those commitments for which collateral is deemed necessary. The Company has recorded a liability for the estimated fair value of these standby letters of credit of approximately $82,000 and $68,000 at December 31, 2005 and 2004, respectively based on the fees charged for these arrangements.

As of December 31, 2005 and 2004, the Company had a cash flow hedge with a notional amount of $10 million for the purpose of converting the interest payments on floating rate money market accounts to a fixed rate. The Company started exchanging payments in March 2005 for this interest rate swap based on the three month Treasury bill investment rate. The Company recorded a liability for this swap of $8,000 and $216,000 for the years ended December 31, 2005 and 2004, respectively. This interest rate swap will mature in July 2007. There was not any material hedge ineffectiveness from this cash flow hedge recognized in the income statement. The Company had no fair value hedges at December 31, 2005 and 2004.

Contingent Liabilities

The Company and the Bank are involved in various legal proceedings, arising in connection with their business. In the opinion of management, based upon consultation with legal counsel, the ultimate resolution of these proceedings will not have a material adverse effect upon the financial position or results of operations of the Company and Bank.

(15) Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments* ("SFAS 107"), requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of the Company's financial instruments are explained below. Where quoted market prices are not available, fair values are based on estimates using discounted cash flow and other valuation techniques. Discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following fair value estimates cannot be substantiated by comparison to independent markets and should not be considered representative of the liquidation value of the Company's financial instruments, but rather a good–faith estimate of the fair value of financial instruments held by the Company. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

(a) Cash, Cash Equivalents, and Interest–Earning Deposits with Other Banks

Fair value equals the carrying value of such assets.

(Continued)

(b) Investment Securities

The fair value of investment securities is based on quoted market prices.

(c) Loans, including Loans Held for Sale

The fair value of loans is calculated using discounted cash flows. The discount rates used to determine the present value of the loan portfolio are estimated market discount rates that reflect the credit and interest rate risk inherent in the loan portfolio. The estimated maturities are based on the Company's historical experience with repayments adjusted to estimate the effect of current market conditions. The carrying amount of accrued interest approximates its fair value. The fair value of loans held for sale is estimated using market values.

(d) Derivatives

Fair value of interest rate swaps is based on prices quoted by the counterparty. These values represent the estimated amount the Company would receive or pay to terminate the contracts or agreements, taking into account current interest rates and, when appropriate, the creditworthiness of the counterparties.

(e) Deposits

As required by SFAS 107, the fair value of deposits with no stated maturity, such as noninterest–bearing demand deposits, NOW accounts, savings and money market deposit accounts, is equal to the carrying value. Certificates of deposit have been valued using discounted cash flows. The discount rates used are based on estimated market rates for deposits of similar remaining maturities.

(f) Short–term Borrowings

The fair values of federal funds purchased, securities sold under agreements to repurchase, and other short–term borrowings approximate their carrying value.

(g) Long–term Borrowings

The fair value of the Company's fixed rate long–term debt is estimated using discounted cash flows based on estimated current market rates for similar types of borrowing arrangements. The carrying amount of the Company's variable rate long–term debt approximates its fair value.

The carrying value and estimated fair value of the Company's financial instruments at December 31, 2005 and 2004 are as follows (in thousands):

		2005		2004	
		Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets:					
Cash and short-term investments	$	26,082	26,082	27,137	27,137
Investment securities		274,961	274,964	282,199	282,213
Loans, net of allowance for loan losses (1)		279,616	276,046	255,487	254,247
Financial liabilities:					
Deposits		454,995	435,625	429,339	424,310
Short-term borrowings		1,731	1,731	7,613	7,613
Long-term borrowings		105,422	102,382	105,441	108,305
Interest rate contracts:					
Swaps		(8)	(8)	(216)	(216)

(1) includes loans held for sale

(16) Common Stock and Capital Requirements

The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the Company's and Bank's assets, liabilities, and certain off–balance–sheet items as calculated under regulatory accounting practices. The Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk–weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005, that the Company and Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2005, based on its most recent notification, the Bank is categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk–based, Tier I risk–based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's capital category.

(Continued)

The actual capital amounts and ratios and the aforementioned minimums as of December 31, 2005 and 2004 are as follows (dollars in thousands):

	Actual		Minimum for capital adequacy purposes		Minimum to be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Auburn National Bancorporation, Inc.						
As of December 31, 2005						
Total capital (to risk-weighted assets)	$ 59,007	16.99%	27,790	8.00%	N/A	N/A
Tier I risk-based capital (to risk-weighted assets)	55,164	15.88%	13,895	4.00%	N/A	N/A
Tier I leverage capital (to average assets)	55,164	9.11%	24,220	4.00%	N/A	N/A
As of December 31, 2004						
Total capital (to risk-weighted assets)	$ 55,428	17.15%	25,848	8.00%	N/A	N/A
Tier I risk-based capital (to risk-weighted assets)	51,973	16.09%	12,924	4.00%	N/A	N/A
Tier I leverage capital (to average assets)	51,973	8.86%	23,646	4.00%	N/A	N/A
AuburnBank						
As of December 31, 2005						
Total capital (to risk-weighted assets)	56,846	16.33%	27,851	8.00%	34,813	10.00%
Tier I risk-based capital (to risk-weighted assets)	53,003	15.22%	13,925	4.00%	20,888	6.00%
Tier I leverage capital (to average assets)	53,003	8.78%	24,251	4.00%	30,314	5.00%
As of December 31, 2004						
Total capital (to risk-weighted assets)	51,899	16.15%	25,700	8.00%	32,126	10.00%
Tier I risk-based capital (to risk-weighted assets)	48,443	15.08%	12,850	4.00%	19,275	6.00%
Tier I leverage capital (to average assets)	48,443	8.29%	23,576	4.00%	29,469	5.00%

(17) Dividends from Subsidiary

Dividends paid by the Bank are a principal source of funds available to the Company for payment of dividends to its stockholders and for other needs. Applicable federal and state statutes and regulations impose restrictions on the amounts of dividends that may be declared by the subsidiary bank. State statutes restrict the Bank from declaring dividends in excess of the sum of the current year's earnings plus the retained net earnings from the preceding two years without prior approval. In addition to the formal statutes and regulations, regulatory authorities also consider the adequacy of the Bank's total capital in relation to its assets, deposits, and other such items. Capital adequacy considerations could further limit the availability of dividends from the Bank. At December 31, 2005, the Bank could have declared additional dividends of approximately $11,744,000 without prior approval of regulatory authorities. As a result of this limitation, approximately $34,063,000 of the Company's investment in the Bank was restricted from transfer in the form of dividends.

(18) Supplemental Information

Components of other noninterest income exceeding 1% of revenues for any of the years in the three–year period ended December 31, 2005, include:

	2005	2004	2003
Merchant discounts and fees on Master Card and Visa sales	$ 1,902,077	2,195,156	1,915,479
Gains on the sale of mortgage loans	669,259	348,173	683,989
Change in cash surrender value of Bank Owned Life Insurance	459,000	503,000	504,000
Servicing fees	389,185	391,115	317,836

Components of other noninterest expense exceeding 1% of revenues for any of the years in the three–year period ended December 31, 2005, include:

	2005	2004	2003
Master Card and Visa processing fees	$ 1,931,622	2,194,296	1,898,204
Professional fees	491,039	470,646	301,536
Penalty on early payment of FHLB advances	—	—	714,623

(19) Parent Company Financial Information

The condensed financial information for Auburn National Bancorporation, Inc. (Parent Company Only) is presented as follows:

Parent Company Only
Condensed Balance Sheets
December 31, 2005 and 2004

Assets		2005	2004
Cash and due from banks	$	730,430	2,144,040
Investment in bank subsidiary		49,223,154	48,278,964
Premises and equipment, net		—	24
Rental property, net		1,236,583	1,330,180
Other assets		429,770	225,940
Total assets	$	51,619,937	51,979,148
Liabilities and Stockholders' Equity			
Accrued expenses and other liabilities	$	448,459	257,900
Note payable to trust		7,217,000	7,217,000
Total liabilities		7,665,459	7,474,900
Stockholders' equity:			
Preferred stock of $0.01 par value; Authorized 200,000 shares; issued shares – none		—	—
Common stock of $0.01 par value; Authorized 8,500,000 shares; issued 3,957,135 shares		39,571	39,571
Additional paid-in capital		3,734,425	3,723,578
Retained earnings		46,918,896	42,669,061
Accumulated other comprehensive loss, net of tax		(3,981,772)	(361,109)
Less:			
Treasury stock, at cost – 162,119 shares and 110,274 shares for December 31, 2005 and 2004, respectively		(2,756,642)	(1,566,853)
Total stockholders' equity		43,954,478	44,504,248
Total liabilities and stockholders' equity	$	51,619,937	51,979,148

(Continued)

Parent Company Only
Condensed Statements of Earnings
Years ended December 31, 2005, 2004, and 2003

	2005	2004	2003
Income:			
Cash dividends from bank subsidiary	$ 3,199,000	2,237,000	1,869,602
Interest on bank deposits	8,810	29,114	—
Interest on investment securities:			
Tax-exempt	—	—	5,801
Loss on exchange of investment securities	—	(214,818)	—
Other income	380,040	380,869	387,692
Total income	3,587,850	2,432,165	2,263,095
Expense:			
Interest on borrowed funds	428,750	306,193	55,097
Net occupancy expense	1,024	2,306	1,299
Salaries and benefits	2,185	4,654	6,437
Other	433,556	398,583	396,687
Total expense	865,515	711,736	459,520
Earnings before income tax benefit and equity in undistributed earnings of subsidiary	2,722,335	1,720,429	1,803,575
Applicable income tax benefit	(182,375)	(197,693)	(27,287)
Earnings before equity in undistributed earnings of subsidiary	2,904,710	1,918,122	1,830,862
Equity in undistributed earnings of bank subsidiary	3,564,853	4,591,654	3,587,658
Net earnings	$ 6,469,563	6,509,776	5,418,520

(Continued)

Parent Company Only
Condensed Statements of Cash Flows
Years ended December 31, 2005, 2004, and 2003

		2005	2004	2003
Cash flows from operating activities:				
Net earnings	$	6,469,563	6,509,776	5,418,520
Adjustments to reconcile net earnings to net cash provided by operating activities				
Depreciation and amortization		108,750	109,402	111,855
Loss on exchange of investment securities		—	214,818	—
Equity in undistributed earnings of subsidiary		(3,564,853)	(4,591,654)	(3,587,658)
(Increase) decrease in other assets		(203,830)	(92,794)	219,510
Increase (decrease) in other liabilities		190,559	26,001	(402,772)
Net cash provided by operating activities		3,000,189	2,175,549	1,759,455
Cash flows from investing activities:				
Proceeds from sale of investment securities available for sale		—	808,614	—
Proceeds from calls of investment securities held to maturity		—	—	185,089
Issuance of subordinated note to preferred trust		—	—	7,217,000
Investment in preferred trust		—	—	(217,000)
Cash dividend to Bank		(1,000,000)	—	(5,000,000)
Additions to rental property		(15,129)	(11,498)	(5,806)
Net cash (used in) provided by investing activities		(1,015,129)	797,116	2,179,283
Cash flows from financing activities:				
Repayments of other borrowed funds		—	(130,432)	(21,046)
Dividends paid		(2,219,728)	(1,933,544)	(1,869,561)
Purchase of treasury stock		(1,202,139)	(972,394)	(61,262)
Sale of treasury stock		23,197	24,819	8,678
Net cash used in financing activities		(3,398,670)	(3,011,551)	(1,943,191)
Net (decrease) increase in cash and cash equivalents		(1,413,610)	(38,886)	1,995,547
Cash and cash equivalents at beginning of year		2,144,040	2,182,926	187,379
Cash and cash equivalents at end of year	$	730,430	2,144,040	2,182,926

(Continued)

(20) Quarterly Financial Data (Unaudited)

The supplemental quarterly financial data for the years ended December 31, 2005 and 2004 is summarized as follows:

		Quarter ended			
		March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
Interest and dividend income	$	7,039,295	7,329,569	7,668,859	7,984,660
Interest expense		3,358,021	3,697,372	4,000,486	4,264,885
Net interest income		3,681,274	3,632,197	3,668,373	3,719,775
Provision for loan losses		150,000	150,000	120,000	65,000
Net earnings		1,579,461	1,534,533	1,625,534	1,730,035
Net earnings per share – basic and diluted		0.41	0.40	0.42	0.46

		Quarter ended			
		March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
Interest and dividend income	$	6,769,939	6,690,138	6,865,820	6,851,424
Interest expense		3,137,633	3,043,376	3,135,856	3,191,470
Net interest income		3,632,306	3,646,762	3,729,964	3,659,954
Provision for loan losses		150,000	150,000	150,000	150,000
Net earnings		1,534,635	1,499,215	1,603,060	1,872,866
Net earnings per share – basic and diluted		0.39	0.39	0.41	0.49

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is designed to provide a better understanding of various factors related to the Company's results of operations and financial condition. Such discussion and analysis should be read in conjunction with "BUSINESS" and "FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA."

The purpose of this discussion is to focus on significant changes in the financial condition and results of operations of the Company during the three years ended December 31, 2005, 2004 and 2003. This discussion and analysis is intended to supplement and highlight information contained in the accompanying consolidated financial statements and the selected financial data presented elsewhere herein.

Overview

The Company was incorporated in Delaware in 1990, and in 1994 it succeeded its Alabama predecessor as the bank holding company controlling the Bank. The Company's business is conducted primarily through the Bank.

Like most financial institutions, the Company's profitability depends largely upon the Bank's net interest income, which is the difference between the interest received on earning assets, such as loans and investment securities, and the interest paid on interest-bearing liabilities, principally deposits and borrowings. The Company's results of operations are also affected by the Bank's provision for loan losses; non-interest expenses, such as salaries, employee benefits, and occupancy expenses; and non-interest income, such as mortgage loan fees and service charges on deposit accounts.

Economic conditions, competition and federal monetary and fiscal policies also affect financial institutions. For example, 2005 was characterized by steadily increasing interest rates intended to stabilize the economy and stimulate industrial economic growth. The Bank closed over $153 million in residential mortgage activity during 2005. Approximately 6.0% of the Bank's 2005 gross revenue was a product of its traditional residential mortgage origination business. Management anticipates a decline in mortgage production volumes and revenues during 2006 due to anticipated higher interest rates. Lending activities are also influenced by regional and local economic factors, such as housing supply and demand, competition among lenders, customer preferences and levels of personal income and savings in the Company's PSA.

Our balanced growth continued during 2005, with increases in assets, loans, deposits and earnings per share. The following chart shows our growth in these areas from December 31, 2003 to December 31, 2005:

	December 31, 2005	% Change	December 31, 2004	% Change	December 31, 2003
		(Dollars in thousands, except per share data)			
Net Earnings	$ 6,470	-0.6%	$ 6,510	20.1%	$ 5,419
Net Earnings Per Share - basic and diluted	1.69	0.6%	1.68	20.9%	1.39
Total Assets	608,154	2.9%	591,161	0.2%	590,115
Investment Securities	274,961	-2.6%	282,199	-1.1%	285,319
Loans	282,059	12.3%	251,129	2.6%	244,652
Deposits	454,995	6.0%	429,339	-1.1%	434,042
Shareholders' Equity	43,954	-1.2%	44,504	10.1%	40,408
Return on Average Total Assets	1.08%	-1.8%	1.10%	4.8%	1.05%
Return on Average Total Equity	14.26%	-9.1%	15.69%	16.5%	13.47%

Critical Accounting Policies

The accounting and financial reporting policies of the Company conform to United States generally accepted accounting principles and to general practices within the banking industry. The allowance for loan losses is an accounting policy applied by the Company that is deemed critical. Critical accounting policies are defined as policies that are important to the portrayal of the Company's financial condition and results of operations, and that require management's most difficult, subjective or complex judgements. The Company's financial results could differ significantly if different judgements or estimates are applied in the application of this policy. See "ALLOWANCE FOR LOAN LOSSES AND RISK ELEMENTS."

Management analyzes the loan portfolio to determine the adequacy of the allowance for loan losses and the appropriate provision required to maintain a level management considers adequate to absorb anticipated loan losses. When management believes the collection of the principal of a loan is unlikely, a loan is charged off against the allowance for loan losses. Subsequent recoveries of principal are added back to the allowance for loan losses. Management's evaluation of the adequacy of the allowance for loan losses is based on a formal analysis which assesses the risks within the loan portfolio. In assessing the adequacy of the allowance, management reviews the size, quality and risk of loans in the portfolio. Management also considers such factors as the Bank's loan loss experience, the amount of past due and nonperforming loans, specific known risk, the status and amount of nonperforming assets, underlying collateral values securing loans, current and anticipated economic conditions and other factors that affect the allowance for loan losses. In 2005, the credit administration area reviewed approximately 44% of the total loan portfolio. In addition, the Bank has engaged an outside loan review consultant, on a semi-annual basis, to perform an independent review of the quality of the loan portfolio. In 2005, the outside loan review consultant reviewed approximately 34% of the total loan portfolio. The Company is closely monitoring certain portions of its loan portfolio that management believes to be of higher risk under the current economic situation.

Management believes the allowance for loan losses is adequate at December 31, 2005. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on economic changes and other changes that can effect the various borrowers. Certain economic and interest rate factors could have a material impact on the determination of the allowance for loan losses. The Bank's allowance for loan losses is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance for loan losses and the size of the allowance for loan losses in comparison to a group of peer banks identified by the regulators. During their routine examinations of banks, the Federal Reserve and the Alabama Superintendent may require a bank to make additional provisions to its allowance for loan losses where, in the opinion of the regulators, credit evaluations and allowance for loan loss methodology differ materially from those of management. See "SUPERVISION AND REGULATION."

Management, considering current information and events regarding a borrower's ability to repay its obligations, considers a loan to be impaired when the ultimate collectibility of all amounts due, according to the contractual terms of the loan agreement, is in doubt. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. If the loan is collateral-dependent, the fair value of the collateral is used to determine the amount of the impairment. Impairment losses are included in the allowance for loan losses through a charge to the provision for loan losses. Cash receipts on accruing impaired loans are applied to principal and interest under the contractual terms of the loan agreement. Cash receipts on impaired loans that are not accruing interest are applied first to principal and then to interest income.

Commercial real estate mortgage loans were $148.1 million which represented 52.5% of the total loans at December 31, 2005. The largest 10 commercial real estate mortgage relationships approximated $54.3 million or 19.2% of the total loans outstanding at December 31, 2005. There are no significant concentrations of industries or loan types within the commercial real estate loan portfolio. The Bank's commercial real estate loans are secured by real estate located principally in Lee County, Alabama. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio is susceptible to changes in market conditions in this area. A rapidly rising interest rate environment could have a material impact on certain borrowers' ability to pay. The Company currently anticipates that interest rates will slightly increase in 2006. In the event of a recession or a significant increase in interest rates, the Bank's credit costs and losses could increase significantly. See "QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK."

Financial Condition

Total assets at December 31, 2005 and 2004 were $608,154,000 and $591,161,000, respectively, reflecting growth of $16,993,000 or 2.9%. This increase in total assets resulted primarily from an increase of $24,517,000 in loans, including loans held for sale. The primary sources of funding for these loans were an increase in total deposits of $25,656,000 and a decrease in investment securities available for sale of $7,063,000 during 2005.

Investment Securities

Investment securities held to maturity were $633,000 and $809,000 at December 31, 2005 and 2004, respectively. This decrease of $176,000 or 21.8% in 2005 resulted primarily from scheduled paydowns, maturities and calls of principal amounts. The investment securities available for sale portfolio was $274,327,000 and $281,390,000 at December 31, 2005 and 2004, respectively. This decrease of $7,063,000 or 2.5% reflects purchases of $19,981,000 in U.S. agency securities, $32,658,000 in mortgage-backed securities, $4,067,000 in collateralized mortgage obligations ("CMOs"), $3,962,000 in corporate securities and $11,720,000 in state and political subdivision securities. This increase is offset by $38,880,000 of scheduled paydowns, maturities and calls of principal amounts. In addition, $10,976,000 of U.S. agency securities, $4,395,000 of state and political subdivisions, and $17,975,000 of mortgage-backed securities were sold in 2005.

The composition of the Company's total investment securities portfolio reflects the Company's investment strategy to provide acceptable levels of interest income from portfolio yields while maintaining an appropriate level of liquidity to assist with controlling the Company's interest rate position. In 2003 and 2004, the Company invested $45 million in tax-exempt securities to fully realize the benefits of the preferential treatment afforded tax-exempt securities under the tax laws. The majority of the purchases of taxable securities have been in investment grade mortgage-backed securities ("MBS") and CMOs because of their liquidity, credit quality and yield characteristics. The yields, values, and durations of such MBS and CMOs generally vary with interest rates, prepayment levels, and general economic conditions, and as a result, the values of such instruments may be more volatile and unpredictable than other instruments with similar maturities. Such MBS and CMOs also may have longer stated maturities than other securities, which may result in further price volatility. The weighted average yields for state and political subdivisions have been computed on a tax-equivalent basis.

The following table indicates the amortized cost of the portfolio of investment securities held to maturity at the end of the last three years:

	Amortized Cost December 31,		
	2005	2004	2003
		(In thousands)	
Investment Securities Held to Maturity:			
State and political subdivisions	$ 355	362	370
Mortgage-backed securities	278	447	868
Total investment securities held to maturity	$ 633	809	1,238

The following table indicates the fair value of the portfolio of investment securities available for sale at the end of the last three years:

	Fair Value December 31,		
	2005	2004	2003
		(In thousands)	
Investment Securities Available for Sale:			
U.S. government agencies	$ 61,435	57,800	62,667
State and political subdivisions	49,038	42,389	28,076
Mortgage-backed securities	137,085	157,375	171,219
Collateralized mortgage obligations	16,549	17,513	16,084
Corporate securities	10,220	6,313	5,277
Equity securities	--	--	758
Total investment securities available for sale	$ 274,327	281,390	284,081

At December 31, 2005, the Bank owned CMOs with a total amortized cost of $17,036,000. All of the CMOs are rated AAA and Aaa. The CMOs are all backed by federal agency guaranteed mortgages.

The MBS portfolio's total amortized cost of $142,405,000 at December 31, 2005, is a mixture of fixed rate mortgages, adjustable rate mortgages ("ARMs") and securities with balloon payments. At the time of purchase, the Bank considers various prepayment speeds and makes the purchase based on the ability to accept the yield and average life based on both increasing and decreasing prepayment speeds.

The following tables present the maturities and weighted average yields of investment securities at December 31, 2005:

		Maturities of Held-to-Maturity Investment Securities Amortized Cost		
		After one through five years	After five through ten years	After ten years
			(In thousands)	
State and political subdivisions	$	-	-	355
Mortgage-backed securities		149	39	90
Total investment securities held to maturity	$	149	39	445

	Weighted Average Yields of Held-to-Maturity Investment Securities		
	After one through five years	After five through ten years	After ten years
State and political subdivisions	-	-	3.69%
Mortgage-backed securities	7.19%	5.93%	5.09%

		Maturities of Available for Sale Investment Securities Amortized Cost		
		After one through five years	After five through ten years	After ten years
			(In thousands)	
U.S. government agencies	$	37,941	22,802	1,990
State and political subdivisions		435	1,902	46,552
Mortgage-backed securities		17,464	54,179	70,484
Collateralized mortgage obligations		-	-	17,036
Corporate securities		-	3,510	6,661
Total investment securities available for sale	$	55,840	82,393	142,723

	Weighted Average Yields of Available for Sale Investment Securities		
	After one through five years	After five through ten years	After ten years
U.S. government agencies	3.70%	3.83%	4.06%
State and political subdivisions (1)	3.56%	5.05%	5.97%
Mortgage-backed securities	3.63%	3.60%	4.60%
Collateralized mortgage obligations	-	-	4.65%
Corporate securities	-	6.53%	6.58%

(1) Yields on tax-exempt securities have been computed on a tax-equivalent basis.

Loans Held for Sale

Total loans held for sale decreased $6,414,000 or 82.1% to $1,400,000 at December 31, 2005 compared to $7,814,000 at December 31, 2004. The decrease in 2005 was primarily due to reclassification of a number of loans that the Bank decided to no longer sell in the secondary market.

In addition to originating mortgage loans for its own portfolio, the Company also originates residential mortgage loans that are sold in the secondary market. In addition to selling real estate mortgage loans to the Federal National Mortgage Association ("FNMA") with the Bank retaining the servicing rights, the Bank has arranged with one mortgage servicing company to originate and sell, without recourse, residential first mortgage real estate loans, with servicing rights released. During 2005, the Bank sold mortgage loans totaling approximately $23,535,000 to FNMA, with the Bank retaining the servicing rights, and sold mortgage loans totaling approximately $58,003,000 to the mortgage servicing company with servicing rights released. At December 31, 2005, the Bank was servicing loans totaling approximately $152,790,000. The Bank collects monthly servicing fees of 0.25% to 0.375% annually of the outstanding balances of loans serviced for FNMA. See "– EFFECTS OF INFLATION AND CHANGING PRICES."

Loans

Total loans were $282,059,000 at December 31, 2005, an increase of $30,930,000 or 12.3%, over total loans of $251,129,000 at December 31, 2004. The primary increases during 2005 occurred in the residential and commercial real estate mortgage loans. The residential real estate mortgage loan component of the loan portfolio increased $17,212,000 or 40.5% to $59,757,000 at December 31, 2005, from the 2004 balance of $42,545,000 and represented 21.2% of the total loan portfolio at December 31, 2005, as compared to 16.9% at December 31, 2004. The commercial real estate mortgage loan component of the loan portfolio increased $12,081,000 or 8.9% to $148,118,000 at December 31, 2005, from the 2004 balance of $136,037,000 and represented 52.5% of the total loan portfolio at December 31, 2005, as compared to 54.2% at December 31, 2004.

The following table presents the composition of the loan portfolio by major categories at the end of the last five years:

		2005	2004	2003	2002	2001
				(In thousands)		
Commercial, financial and agricultural	$	51,491	49,758	54,999	56,490	63,158
Leases – commercial		1,488	5,397	6,630	7,128	8,113
Real estate – construction:						
Commercial		2,039	945	2,099	1,392	3,562
Residential		8,832	5,426	4,866	4,768	7,932
Real estate – mortgage:						
Commercial		148,118	136,037	122,397	124,490	112,075
Residential		59,757	42,545	41,988	46,105	51,806
Consumer installment		10,334	11,021	11,673	13,971	15,657
Total loans	$	282,059	251,129	244,652	254,344	262,303
Less: Allowance for loan losses		(3,843)	(3,456)	(4,312)	(5,104)	(5,340)
Loans, net	$	278,216	247,673	240,340	249,240	256,963

The following table presents maturities by major loan classifications and the sensitivity of loans to changes in interest rates within each maturity category at December 31, 2005:

		Maturities of Loan Portfolio			
		Within one year	After one through five years	After five years	Total
			(In thousands)		
Commercial, financial and agricultural	$	29,596	21,274	621	51,491
Leases – commercial		504	984	--	1,488
Real estate – construction		6,530	4,341	--	10,871
Real estate – mortgage		33,156	109,429	65,290	207,875
Consumer installment		4,590	5,430	314	10,334
Total loans	$	74,376	141,458	66,225	282,059
Variable-rate loans	$	48,854	69,132	50,781	168,767
Fixed-rate loans		25,522	72,326	15,444	113,292
Total loans	$	74,376	141,458	66,225	282,059

Allowance for Loan Losses and Risk Elements

Interest on loans is normally accrued from the date an advance is made. The performance of loans is evaluated primarily on the basis of a review of each customer relationship over a period of time and the judgment of lending officers as to the ability of borrowers to meet the repayment terms of loans. If there is reasonable doubt as to the repayment of a loan in accordance with the agreed terms, the loan may be placed on a nonaccrual basis pending the sale of any collateral or a determination as to whether sources of repayment exist. This action may be taken even though the financial condition of the borrower or the collateral may be sufficient ultimately to reduce or satisfy the obligation. Generally, when a loan is placed on a nonaccrual basis, all payments are applied to reduce principal to the extent necessary to eliminate doubt as to the repayment of the loan. Thereafter, any interest income on a nonaccrual loan is recognized only on a cash basis.

The Company's policy generally is to place a loan on nonaccrual status when it is contractually past due 90 days or more as to payment of principal or interest. A loan may be placed on nonaccrual status at an earlier date when concerns exist as to the ultimate collection of principal or interest. At the time a loan is placed on nonaccrual status, interest previously accrued but not collected is reversed and charged against current earnings. Loans that are contractually past due 90 days or more that are well secured and are in the process of collection generally are not placed on nonaccrual status.

Lending officers are responsible for the ongoing review and administration of loans assigned to them. As such, they make the initial identification of loans which present some difficulty in collection or where circumstances indicate that the possibility of loss exists. The responsibilities of the lending officers include the collection effort on a delinquent loan. To strengthen internal controls in the collection of delinquencies, senior management and the Directors' Loan Committee are informed of the status of delinquent and "watch" or problem loans on a monthly basis. Senior management reviews the allowance for loan losses and makes recommendations to the Directors' Loan Committee as to loan charge-offs on a monthly basis.

The allowance for loan losses represents management's assessment of the risk associated with extending credit and its evaluation of the quality of the loan portfolio. Management analyzes the loan portfolio to determine the adequacy of the allowance for loan losses and the appropriate provision required to maintain a level considered adequate to absorb anticipated loan losses. In assessing the adequacy of the allowance, management reviews the size, quality and risk of loans in the portfolio. Management also considers such factors as the Bank's loan loss experience, the amount of past due and nonperforming loans, specific known risks, the status and amount of nonperforming assets, underlying collateral values securing loans, current and anticipated economic conditions and other factors which affect the allowance for loan losses. An analysis of the credit quality of the loan portfolio and the adequacy of the allowance for loan losses is prepared by the Bank's Credit Administration area and presented to the Directors' Loan Committee on a monthly basis. In addition, the Bank has engaged outside loan review consultants, on a semi-annual basis, to perform an independent review of the quality of the loan portfolio.

The Bank's allowance for loan losses is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance for loan losses and the size of the allowance for loan losses in comparison to a group of peer banks identified by the regulators. During their routine examinations of banks, the Federal Reserve and the Alabama Superintendent may require a bank to make additional provisions to its allowance for loan losses where, in the opinion of the regulators, credit evaluations and allowance for loan loss methodology differ materially from those of management. See "SUPERVISION AND REGULATION."

While it is the Bank's policy to charge off in the current period loans for which a loss is considered probable, there are additional risks of future losses that cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, management's judgment as to the adequacy of the allowance is necessarily approximate and imprecise.

The following table summarizes the levels of the allowance for loan losses at the end of the last five years and activity in the allowance during such years:

	Allowance for Loan Loss Activity for Year ended December 31,				
	2005	2004	2003	2002	2001
	(Dollars in thousands)				
Balance at beginning of period	$ 3,456	4,313	5,104	5,340	3,634
Provision for loan losses	485	600	675	1,680	3,555
Charge-offs:					
Commercial, financial and agricultural	39	215	416	1,210	1,268
Real estate	124	1,507	1,036	851	512
Consumer	193	44	125	212	190
Total charge-offs	356	1,766	1,577	2,273	1,970
Recoveries:					
Commercial, financial and agricultural	89	219	52	181	40
Real estate	100	11	8	67	11
Consumer	69	79	51	109	70
Total recoveries	258	309	111	357	121
Net charge-offs	98	1,457	1,466	1,916	1,849
Balance at end of period	$ 3,843	3,456	4,313	5,104	5,340
Ratio of allowance for loan losses to loans outstanding	1.36%	1.38%	1.76%	2.01%	2.04%
Ratio of allowance for loan losses to nonaccrual loans, renegotiated loans, and other nonperforming assets	3558.33%	423.53%	253.11%	163.90%	47.52%
Ratio of net charge-offs to average loans outstanding	0.13%	0.58%	0.59%	0.73%	0.71%

The allowance for loan losses was $3,843,000 or 1.36% of total outstanding loans at December 31, 2005, compared to $3,456,000, or 1.38% of total outstanding loans at December 31, 2004. This increase in the allowance for loan losses as of December 31, 2005 compared to December 31, 2004 was primarily due to loan growth. Although the provision for loan losses decreased in 2005, the allowance for loan losses as a percentage of total loans remained fairly consistent due to the decrease in charge-offs combined with loan growth in 2005. In 2004, there was one large charge-off for which the Company had allocated a specific allowance. During 2005, the Company had loan charge-offs totaling $356,000 and recoveries of $258,000, as compared to $1,766,000 in charge-offs and recoveries of $309,000 in the prior year. Charge-offs decreased significantly in 2005 due to improved loan performance. Charge-offs for 2004 primarily consisted of the one large loan that was charged off.

Management believes that the $3,843,000 allowance for loan losses at December 31, 2005 (1.36% of total outstanding loans), is adequate to absorb known risks in the portfolio at such date. However, no assurance can be given that adverse economic circumstances generally, including current economic events, or other events, including additional loan review or examination findings or changes in borrowers' financial conditions, will not result in increased losses in the Bank's loan portfolio or in additional provisions to the allowance for loan losses. The Bank has been engaged in enhanced reviews of its loan approval and credit grading processes. The Bank has sought to better price its loans consistent with its costs of funds and its assessment of potential credit risk. The Bank does not currently allocate its allowance for loan losses among its various classifications of loans. The increase in the ratio of the allowance for loan losses to nonperforming assets between year end 2005 and year end 2004 was primarily due to the reduction in nonaccrual loans. The increase in the ratio of the allowance for loan losses to nonperforming assets between year end 2004 and year end 2003 was due to the reduction in nonaccrual loans and a decrease in the allowance for loan losses offset by an increase in other nonperforming assets.

While management recognizes that there is more risk traditionally associated with commercial and consumer lending as compared to real estate mortgage lending, the Bank currently has a tiered approach to determine the adequacy of its allowance for loan losses. This methodology focuses on the determination of the specific and general loss allowances for certain loans classified as problem credits and uses a five-year historical loss factor to determine the loss allocation for the remainder of the loan portfolio as opposed to allocations based on major loan categories. Level I includes specific allowances that have been reserved for impaired loans where management has identified specific losses. Level II allowances are set aside to cover general losses associated with problem loans which possess more than a normal degree of credit risk, but where no specific losses have been identified. These loans have been criticized or classified by the Bank's regulators, external loan review personnel engaged by the Bank, or internally by management. The five-year historical loss factors, subject to certain minimum percentages considering regulatory guidelines, are applied to the Level II problem loans in determining the allocation. Level III is the allowance for the balance of the loan portfolio. The loans in this tier consist of all loans that are not classified as Level I or Level II problem credits, and less risk-free loans. Risk-free loans are defined as loans fully secured by cash or cash equivalents and readily marketable collateral. Local economic conditions are considered in determining the adequacy of the Company's allowance for loan losses. The allocation for Level III is determined by applying the historical loss factor, derived from prior years' actual experience, to the adjusted outstanding balance for this classification. At December 31, 2005, the allowance for loan losses was allocated to approximately $2.3 million for criticized and classified loans (Level II) and approximately $1.5 million for the general reserve (Level III). Since there were no impaired loans at December 31, 2005, none of the allowance for loan losses is allocated for impaired loans (Level I).

At December 31, 2005, the Company had no impaired loans. At December 31, 2004, the Company had approximately $677,000 of impaired loans, which included three loans to three borrowers with a total valuation allowance of approximately $177,000.

Nonperforming Assets

Nonperforming assets consist of loans on nonaccrual status, loans that have been renegotiated at terms more favorable to the borrower than those for similar credits, real estate and other assets acquired in partial or full satisfaction of loan obligations and accruing loans that are past due 90 days or more.

Nonperforming assets were $108,000, $816,000 and $1,704,000 at December 31, 2005, 2004 and 2003, respectively. These levels represent a decrease of $708,000 or 86.8% for the year ended December 31, 2005, and a decrease of $888,000 (52.1%) for the year ended December 31, 2004. The decrease in 2005 was mainly due to a decrease in nonaccrual loans and other real estate owned. The decrease in 2004 was mainly due to a decrease in nonaccrual loans.

An analysis of the components of nonperforming assets at the end of the last five years is presented in the following table:

		Nonperforming Assets December 31,				
		2005	2004	2003	2002	2001
		(Dollars in thousands)				
Nonaccrual loans	$	108	711	1,704	2,532	10,211
Renegotiated loans		--	--	--	--	--
Other nonperforming assets (primarily other real estate)		--	105	--	582	1,026
Accruing loans 90 days or more past due		--	--	--	--	1,469
Total nonperforming assets	$	108	816	1,704	3,114	12,706
Nonaccrual loans and renegotiated loans as a percentage of total loans		0.04%	0.28%	0.70%	1.00%	3.89%
Nonaccrual loans, renegotiated loans and other nonperforming assets as a percentage of total loans		0.04%	0.32%	0.70%	1.22%	4.28%
Total nonperforming assets as a percentage of total loans		0.04%	0.32%	0.70%	1.22%	4.84%

If nonaccrual loans had performed in accordance with their original contractual terms, interest income would have increased approximately $36,000, $92,000 and $180,000 for the years ended December 31, 2005, 2004 and 2003, respectively. The Company did not recognize any interest income on nonaccrual loans for the years ended December 31, 2005, 2004 and 2003.

Other Potential Problem Loans

Potential problem loans consist of those loans where management has serious doubts as to the borrower's ability to comply with the present loan repayment terms. At December 31, 2005, the Company had identified 65 loans totaling approximately $5,365,000, or 1.9% of total loans, which were considered potential problem loans. At December 31, 2004, the Company had identified 69 loans totaling approximately $3,260,000, or 1.3% of total loans, which were considered potential problem loans. Such loans have been considered in the determination of the Level II allowance previously discussed.

Deposits

Total deposits increased $25,656,000 or 6.0% to $454,995,000 at December 31, 2005, as compared to $429,339,000 at December 31, 2004. Noninterest-bearing deposits were $70,784,000 and $65,364,000 while total interest-bearing deposits were $384,211,000 and $363,975,000 at December 31, 2005 and 2004, respectively. This trend is the result of management's decision to maintain a competitive position in its deposit rate structure coupled with the Bank's marketing efforts to attract local deposits and fund its loan growth. At December 31, 2005, as a percentage of total deposits, noninterest-bearing accounts comprised approximately 15.6%, while MMDAs, NOWs and regular savings made up approximately 44.6%, certificates of deposit under $100,000 comprised approximately 18.7%, and certificates of deposit and other time deposits of $100,000 or more comprised 21.1%. At December 31, 2004, as a percentage of total deposits, noninterest-bearing accounts comprised approximately 15.2%, while MMDAs, NOWs and regular savings made up approximately 42.3%, certificates of deposit under $100,000 comprised approximately 20.3%, and certificates of deposit and other time deposits of $100,000 or more comprised 22.2%.

The composition of total deposits for the last three years is presented in the following table:

	December 31,					
	2005		2004		2003	
	Amount	% Change from prior year end	Amount	% Change from prior year end	Amount	% Change from prior year end
	(Dollars in thousands)					
Demand deposits	$ 70,784	8.29%	65,364	8.03%	60,507	13.91%
Interest bearing deposits:						
NOWs	68,203	5.03%	64,938	-25.66%	87,353	26.69%
MMDAs	115,415	19.01%	96,983	22.95%	78,881	9.27%
Savings	19,573	-0.42%	19,656	9.04%	18,026	20.71%
Certificates of deposit under $100,000	84,967	-2.54%	87,185	2.09%	85,401	-4.95%
Certificates of deposit and other time deposits of $100,000 and over	96,053	0.88%	95,213	-8.34%	103,874	8.03%
Total interest bearing deposits	384,211	5.56%	363,975	-2.56%	373,535	9.20%
Total deposits	$ 454,995	5.98%	429,339	-1.08%	434,042	9.83%

The average balances outstanding and the average rates paid for certain categories of deposits at the end of the last three years are disclosed in the "Consolidated Average Balances, Interest Income/Expense and Yields/Rates" table immediately following:

AUBURN NATIONAL BANCORPORATION, INC. & SUBSIDIARY
Consolidated Average Balances, Interest Income/Expense and Yields/Rates
Taxable Equivalent Basis

	Twelve Months Ended December 31,								
	2005			2004			2003		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
				(Dollars in thousands)					
ASSETS									
Interest-earning assets:									
Loans, net of unearned income (1)	$ 275,972	18,390	6.66%	262,800	15,807	6.01%	256,431	16,299	6.36%
Investment securities:									
Taxable	234,577	9,475	4.04%	252,482	9,821	3.89%	214,109	8,225	3.84%
Tax-exempt (2)	44,892	2,814	6.27%	33,307	2,148	6.45%	7,093	476	6.71%
Total investment securities	279,469	12,289	4.40%	285,789	11,969	4.19%	221,202	8,701	3.93%
Federal funds sold	8,254	261	3.16%	8,819	118	1.34%	8,130	92	1.13%
Interest-earning deposits with other banks	1,276	38	2.98%	955	13	1.36%	797	10	1.25%
Total interest-earning assets	564,971	30,978	5.48%	558,363	27,907	5.00%	486,560	25,102	5.16%
Allowance for loan losses	(3,722)			(4,378)			(4,918)		
Cash and due from banks	11,985			11,078			12,838		
Premises and equipment	2,559			2,764			3,077		
Rental property, net	1,297			1,376			1,475		
Other assets	22,857			21,106			17,796		
Total assets	$ 599,947			590,309			516,828		
LIABILITIES & STOCKHOLDERS' EQUITY									
Interest-bearing liabilities:									
Deposits:									
NOWs	$ 66,472	1,201	1.81%	76,313	864	1.13%	75,307	959	1.27%
Savings and money market	121,961	2,962	2.43%	118,218	1,723	1.46%	91,738	1,456	1.59%
Certificates of deposits less than $100,000	86,670	3,296	3.80%	87,581	2,937	3.35%	87,621	3,057	3.49%
Certificates of deposits and other time deposits of $100,000 or more	100,213	3,061	3.05%	94,032	2,601	2.77%	97,615	3,076	3.15%
Total interest-bearing deposits	375,316	10,520	2.80%	376,144	8,125	2.16%	352,281	8,548	2.43%
Federal funds purchased and securities sold under agreements to repurchase	2,675	91	3.40%	2,632	32	1.22%	4,279	48	1.12%
Other borrowed funds	105,431	4,710	4.47%	103,345	4,351	4.21%	59,201	2,826	4.77%
Total interest-bearing liabilities	483,422	15,321	3.17%	482,121	12,508	2.59%	415,761	11,422	2.75%
Noninterest-bearing deposits	68,408			62,900			55,005		
Accrued expenses and other liabilities	2,758			3,803			5,843		
Stockholders' equity	45,359			41,485			40,219		
Total liabilities and stockholders' equity	$ 599,947			590,309			516,828		
Net interest income		$15,657			$15,399			$13,680	
Net yield on total interest-earning assets			2.77%			2.76%			2.81%

(1) Loans on nonaccrual status have been included in the computation of average balances.
(2) Yields on tax-exempt securities have been computed on a tax-equivalent basis using an income tax rate of 34%.

The following table presents the maturities of certificates of deposit and other time deposits of $100,000 or more:

		Maturities of Time Deposits over $100,000 December 31, 2005
		(Dollars in thousands)
Three months or less	$	8,328
After three within six months		12,976
After six within twelve months		23,315
After twelve months		51,434
Total	$	96,053
Weighted Average rate on time deposits of $100,000 or more at period end		3.83%

Schedule of Short-term Borrowings [(1)]

The following table shows the maximum amount of short-term borrowings and the average and year-end amount of borrowings, as well as interest rates.

Year ended December 31	Maximum Outstanding at any Month-end	Average Balance	Interest Rate During Year	Ending Balance	Weighted Average Interest Rate at Year-end
		(Dollars in thousands)			
2005	$ 4,078	$ 2,502	3.18%	$ 1,731	3.91%
2004	7,613	2,525	1.20%	7,613	2.23%
2003	8,493	3,192	1.02%	6,654	0.89%

(1) Consists of securities sold under agreements to repurchase.

Other Borrowed Funds and Contractual Obligations

Other borrowed funds consist of Federal Home Loan Bank advances. The following table outlines the Company's other borrowed funds and contractual obligations as of December 31, 2005:

	Payments Due by Period				
	Total	Less than one year	Over one to three years	One to five years	After five years
			(In thousands)		
Securities sold under agreements to repurchase	$ 1,731	$ 1,731	$ -	$ -	$ -
FHLB advances	98,205	18	10,037	25,036	63,114
Operating lease obligations	874	327	441	106	-
Note payable to trust	7,217	-	-	-	7,217
Total	$ 108,027	$ 2,076	$ 10,478	$ 25,142	$ 70,331

Note Payable to Trust

The Company has a wholly owned Delaware statutory trust, Auburn National Bancorporation Capital Trust I. This unconsolidated subsidiary issued approximately $7.0 million in preferred trust securities. The Company obtained these proceeds through a note payable to trust (junior subordinated debentures). As of December 31, 2005 and 2004, $7,000,000 of the note payable to trust was classified as Tier 1 Capital for regulatory purposes. For regulatory purposes, the trust preferred securities represent a minority investment in a consolidated subsidiary, which is currently included in Tier 1 Capital so long as it does not exceed 25% of total Tier 1 capital. Under Financial Accounting Standards Board (FASB) Interpretation No. 46 (FIN 46) and Revised Amendment to FIN 46 (FIN 46R), however, the trust subsidiary must be deconsolidated for accounting purposes. As a result of this accounting pronouncement, the Federal Reserve on March 1, 2005 announced changes to its capital adequacy rules, including the capital treatment of trust preferred securities. The Federal Reserve's new rules, which took effect in early April 2005, permit the Company to continue to treat its outstanding trust preferred securities as Tier 1 Capital for the first 25 years of the 30 year term of the related junior subordinated notes. During the last five years preceding maturity, the amount included as capital will decline 20% per year. The Federal Reserve's final rule with respect to the capital treatment of trust preferred securities did not adversely affect the Company and the Bank's regulatory capital and the Company and the Bank's capital ratios remained at an adequate level to allow the Company and the Bank to continue to be "well capitalized" under applicable banking regulations.

Off-Balance Sheet Arrangements

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such instruments involve elements of credit risk in excess of the amounts recognized in the consolidated financial statements.

The Company's exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The financial instruments whose contract amounts represent credit risk as of December 31, 2005 are as follows:

Commitments to extend credit	$	50,252,000
Standby letters of credit		5,788,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. All guarantees expire within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds various assets as collateral supporting those commitments for which collateral is deemed necessary.

Capital Resources and Stockholders' Equity

The Company's consolidated stockholders' equity was $43,954,000 and $44,504,000 at December 31, 2005 and 2004, respectively, a decrease of $550,000 or 1.2%. The decrease in stockholders' equity for 2005 is mainly due to a decrease in the fair value of investment securities available for sale as well as cash dividends paid in 2005. This is offset by net earnings for 2005. The increase in stockholders' equity for 2004 is mainly due to an increase in net earnings and the fair value of investment securities available for sale. This is offset by cash dividends for 2004. The Company has funded its capital growth primarily through retained earnings since its 1995 common stock offering. The Company has $7.0 million of trust preferred securities that count as Tier 1 Capital for regulatory purposes. See "SUPERVISION AND REGULATION."

During 2005, cash dividends of $2,220,000 or $0.58 per share, were declared on the Common Stock as compared to $1,934,000 or $0.50 per share, in 2004. The Company plans to continue a dividend payout policy that provides cash returns to its investors and allows the Company to maintain adequate capital to support future growth and capital adequacy; however, the Company is dependent on dividends from the Bank as discussed subsequently. Management believes that a strong capital position is important to the continued profitability of the Company and provides a foundation for future growth as well as promoting depositor and investor confidence in the institution. See "SUPERVISION AND REGULATION."

Certain financial ratios for the Company for the last three years are presented in the following table:

	Equity and Asset Ratios December 31, 2005	2004	2003
Return on average assets	1.08%	1.10%	1.05%
Return on average equity	14.26%	15.69%	13.47%
Dividend payout ratio	34.32%	29.76%	34.53%
Average equity to average asset ratio	7.56%	7.03%	7.78%

The Bank is subject to the regulatory capital requirements administered by the Federal Reserve and the Company must maintain capital required by the Alabama Superintendent. Failure to meet minimum capital requirements can initiate certain mandatory actions, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification of the Bank are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Management believes, as of December 31, 2005, that the Bank meets all capital adequacy requirements to which it is subject. See "SUPERVISION AND REGULATION."

The following table sets forth the Bank's actual capital levels and the related required capital levels at December 31, 2005:

	Actual Capital Amount	Actual Ratio	Required Capital Amount	Required Ratio
	(Dollars in thousands)			
Tier 1 risk-based capital	$ 53,003	15.22%	$ 13,925	≥ 4%
Leverage ratio	53,003	8.78%	24,251	3 - 5%
Total risk-based capital	56,846	16.33%	27,851	≥ 8%

Liquidity

Liquidity is the Company's ability to convert assets into cash equivalents in order to meet daily cash flow requirements, primarily for deposit withdrawals, loan demand and maturing liabilities. Without proper management, the Company could experience higher costs of obtaining funds due to insufficient liquidity, while excessive liquidity can lead to a decline in earnings due to the cost of foregoing alternative higher-yielding investment opportunities.

At the Bank, asset liquidity is provided primarily through cash, the repayment and maturity of investment securities, and the sale and repayment of loans.

Sources of liability liquidity include customer deposits, federal funds purchased and investment securities sold under agreements to repurchase. Although deposit growth historically has been a primary source of liquidity, such balances may be influenced by changes in the banking industry, interest rates available on other investments, general economic conditions, competition and other factors. The Bank has participated in the FHLB's advance program to obtain funding for its growth. Advances include both fixed and variable terms and are taken out with varying maturities. This line is collateralized by a blanket lien against the Bank's one-to-four family residential mortgage loans and investment securities. At December 31, 2005, the Bank had $98,205,000 in advances from FHLB.

Net cash provided by operating activities of $7,877,000 for the twelve months ended December 31, 2005 consisted primarily of net earnings of $6,470,000. In addition, the Company had $87,110,000 in proceeds from the sale of loans that were originated for resale. This was offset by $86,400,000 in loans were originated for resale. Net cash used in investing activities of $26,725,000 principally resulted from investment securities purchases of $72,388,000 and an increase in loans of $25,609,000. This is offset by proceeds from maturities, calls and paydowns of investment securities available for sale and held to maturity of $39,055,000 and proceeds from sales of investment securities available for sale of $33,346,000. The $16,358,000 in net cash provided by financing activities resulted primarily from an increase of $20,236,000 in interest-bearing deposits and an increase of $5,421,000 in non-interest bearing deposits. In addition, securities sold under agreements to repurchase decreased by $5,882,000 and the Company paid cash dividends of $2,220,000.

The Company depends mainly on dividends, management fees and lease payments from the Bank for its liquidity. The Company only receives cash dividends from the Bank if the cash flow from other sources is not sufficient to maintain a positive cash flow, also giving consideration to regulatory restrictions. Accordingly, the Bank paid the Company $3,199,000, $2,237,000, and $1,870,000 in cash dividends for 2005, 2004, and 2003 respectively. The Company provides services to the Bank for which it is paid a management fee comparable to the fee an unaffiliated vendor would receive. In addition, the Bank leases premises and equipment from the Company for its operations. Leases between the Bank and the Company are based on the same terms and conditions as leases to unaffiliated parties leasing space in the same building. The Bank paid the Company $17,000 and $27,000 in management fees for the years ended December 31, 2005 and 2004, respectively. The Bank also paid $180,000 and $188,000 in lease payments for the years ended December 31, 2005 and 2004, respectively. These funds were used to pay operating expenses and fund dividends to the Company's shareholders. In addition, the Bank makes transfers to the Company, under its Tax Sharing Agreement, for payment of consolidated tax obligations. The Tax Sharing Agreement calls for the allocation of the consolidated tax liability or benefit between the Company and each subsidiary based on their individual tax positions as if each entity filed a separate tax return.

The Bank has increased its loan to deposit ratio to 61.99% at December 31, 2005 from 58.49% at December 31, 2004. The Bank has been monitoring its liquidity, and has sought to better price its loans consistent with its costs of funds and the Bank's assessment of potential credit risk.

Interest Rate Sensitivity Management

An integral part of the funds management of the Company and the Bank is to maintain a reasonably balanced position between interest rate sensitive assets and liabilities. The Bank's Asset/Liability Management Committee ("ALCO Committee") is charged with the responsibility of managing, to the degree prudently possible, its exposure to "interest rate risk," while attempting to provide earnings enhancement opportunities. The dollar difference between rate sensitive assets and liabilities for a given period of time is referred to as the rate sensitive gap ("GAP"). A GAP ratio is calculated by dividing rate sensitive assets by rate sensitive liabilities. Due to the nature of the Bank's balance sheet structure and the market approach to pricing of liabilities, management and the Board of Directors recognize that achieving a perfectly matched GAP position in any given time frame would be extremely rare. ALCO Committee has determined that an acceptable level of interest rate risk would be for net interest income to fluctuate no more than 10.0% given a change in selected interest rates of up or down 200 basis points over any 12-month period. Using an increase of 200 basis points and a decrease of 200 basis points, at December 31, 2005, the Bank's net interest income would increase approximately 2.36% in a falling rate environment and would decrease approximately 0.95% in a rising rate environment. Interest rate scenario models are prepared using software created and licensed by The Bankers Bank.

For purposes of measuring interest rate sensitivity, Company management provides growth assumptions to incorporate over the 12-month period. Although demand and savings accounts are subject to immediate withdrawal, all passbook savings and regular NOW accounts are reflected in the model as repricing based on The Bankers Bank model standards. For repricing GAP, these accounts are repricing immediately.

Certificates of deposit are spread according to their contractual maturity. Investment securities and loans reflect either the contractual maturity, call date, repricing date or in the case of mortgage-related products, a market prepayment assumption.

Interest Sensitivity Analysis
December 31, 2005

	Immediate	One to Three Months	Four to Twelve Months	One to Five Years	Over Five Years and Non-rate Sensitive	Total
			(In thousands)			
Earning Assets:						
Loans (1)	$ -	148,768	31,471	95,630	7,590	283,459
Taxable investment securities	-	18,323	24,118	115,200	68,281	225,922
Tax-exempt investment securities	-	-	480	8,898	39,660	49,038
Federal funds sold	10,237	-	-	-	-	10,237
Interest-earning deposits with other banks	2,141	-	-	-	-	2,141
Total interest-earning assets	12,378	167,091	56,069	219,728	115,531	570,797
Interest-bearing liabilities:						
NOW	-	35,219	5,220	27,764	-	68,203
Savings and money market	-	116,396	2,943	15,649	-	134,988
Certificates of deposits less than $100,000	6,881	10,590	30,739	36,757	-	84,967
Certificates of deposits and other time deposits of $100,000 or more	8,378	6,470	33,467	47,738	-	96,053
Federal funds purchased and securities sold under agreements to repurchase	1,731	-	-	-	-	1,731
Other borrowed funds	-	-	10,000	25,000	63,205	98,205
Total interest-bearing liabilities	16,990	168,675	82,369	152,908	63,205	484,147
Interest sensitivity gap	(4,612)	(1,584)	(26,300)	66,820	52,326	86,650
Cumulative interest sensitivity gap	$ (4,612)	(6,196)	(32,496)	34,324	86,650	

(1) includes loans held for sale

The interest sensitive assets at December 31, 2005, that reprice or mature within 12 months were $235,538,000 while the interest sensitive liabilities that reprice or mature within the same time frame were $268,034,000. At December 31, 2005, the 12 month cumulative GAP position was a negative $32,496,000 resulting in a GAP ratio of interest sensitive assets to interest sensitive liabilities of 0.88%. This negative GAP indicates that the Company has more interest-bearing liabilities than interest-earning assets that reprice within the GAP period. The Bank's ALCO Committee realizes that GAP is limited in scope since it does not capture all the options of repricing opportunities in the balance sheet. Therefore, ALCO Committee places its emphasis on Income at Risk and Economic Value of Equity measurements.

The Bank enters into interest rate protection contracts to help manage its interest rate exposure. These contracts include interest rate swaps, caps and floors. Interest rate swap transactions involve the exchange of fixed and floating rate interest payment obligations based on the underlying notional principal amounts. Interest rate caps and floors are purchased by the Bank for a non-refundable fixed amount. The Bank receives interest based on the underlying notional principal amount if the specified index rises above the cap rate or falls below the floor strike rate. Notional principal amounts are used to express the volume of these transactions, but because they are never exchanged, the amounts subject to credit risk are much smaller. Risks associated with interest rate contracts include interest rate risk and creditworthiness of the counterparty. These risks are considered in the Bank's overall asset liability management program. The Bank utilizes periodic financial statements issued by the counterparty to analyze the creditworthiness of the counterparty prior to entering into a contract and to monitor changes in the financial condition of the counterparty throughout the term of the contract. Current contracts are issued by a securities broker-dealer and were entered into with the purpose of managing the Bank's interest rate exposure. Although none of the interest rate protection agreements are traded on any organized exchange, an active secondary market is available to the Company for such contracts.

The Bank's Asset Liability Management Policy states that establishing limits on interest rate swaps, caps and floors can be somewhat confusing or misleading since the notional amount by which these instruments are expressed is never exchanged between counterparties and therefore is not "at risk." Furthermore, since they represent tools used by ALCO Committee to manage imbalances in the Bank's balance sheet in a prudent and cost effective manner, the appropriate volume of swaps for the Bank is not static; it changes with elements such as the economic environment, the capital position and the ability to efficiently replicate hedging actions in the cash markets. The Bank endeavors to limit outstanding notional value of cash contracts executed for purposes of managing net interest income to 25% of total assets as reported in the most recent quarterly call report. Notional value of cash contracts executed with one counterparty are limited to 10% of total assets as reported in the Bank's most recent quarterly call report.

As of December 31, 2005 and 2004, the Company had a cash flow hedge with a notional amount of $10 million for the purpose of converting the interest payments on floating rate money market accounts to a fixed rate. The Company started exchanging payments in March 2005 for this interest rate swap based on the three month Treasury bill investment rate. The Company recorded a liability for this swap of $8,000 and $216,000 for the years ended December 31, 2005 and 2004, respectively. This interest rate swap will mature in July 2007. There was not any material hedge ineffectiveness from this cash flow hedge recognized in the income statement.

Effects of Inflation and Changing Prices

Inflation generally increases the costs of funds and operating overhead, and to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant effect on the performance of a financial institution than the effects of general levels of inflation. In addition, inflation affects financial institutions' cost of goods and services purchased, the cost of salaries and benefits, occupancy expense and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect liquidity, earnings and stockholders' equity. Mortgage originations and refinancings tend to slow as interest rates increase, and such increases likely will reduce the Company's volume of such activities and the income from the sale of residential mortgage loans in the secondary market.

Pending Accounting Pronouncements

On November 13, 2003, the Financial Accounting Standards Board's ("FASB") Emerging Issues Task Force reached a consensus on EITF Issue No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*. This guidance was to be applied in other-than-temporary impairment evaluations performed in reporting periods beginning after June 15, 2004. Disclosures were effective in annual financial statements for fiscal years ended after December 31, 2003, for investments accounted for under SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities,* and SFAS No. 124, *Accounting for Certain Investments Held by Not-for-Profit Organizations.* In 2005, the FASB issued FASB Staff Position ("FSB") No 115-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,* which nullifies certain provisions of EITF Issue No. 03-1, while retaining the disclosure requirements that have been previously adopted by the Company. The adoption of FSB No. 115-1 did not have a material impact on the Company's financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), *Share-Based Payment* ("SFAS No. 123R"), which revised SFAS No. 123, *Accounting for Stock-Based Compensation.* This statement supercedes APB Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"). The revised statement addresses the accounting for share-based payment transactions with employees and other third parties, eliminates the ability to account for share-based compensation transactions using APB 25 and requires that the compensation costs relating to such transactions be recognized in the consolidated statement of income.

On April 14, 2005, the SEC amended Rule 4-01(a) of Regulation S-X that amended the compliance date for SFAS No. 123R. The SEC's new rule allows companies to implement SFAS No. 123R at the beginning of their next fiscal year, instead of the next reporting period that begins after June 15, 2005.

On March 25, 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107"). SAB 107 provides guidance regarding the valuation of share-based payment arrangements, the classification of compensation expense, financial measures which do not follow accounting principles generally accepted in the United States ("GAAP"), first-time adoption of SFAS No. 123R in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS No. 123R, the modification of employee share options prior to adoption of SFAS No. 123R and disclosures in Management's Discussion and Analysis subsequent to adoption to SFAS No. 123R. The Company adopted SFAS 123R on January 1, 2006 and its adoption did not have a material impact on the consolidated balance sheets or statements of earnings for the Company.

Statement of Position 03-03, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer* (SOP 03-03) addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities loans acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes loans acquired in purchase business combinations and applies to all nongovernmental entities, including not-for-profit organizations. SOP 03-03 does not apply to loans originated by the entity. SOP 03-03 is effective for loans acquired in fiscal years beginning after December 15, 2004. Early adoption was encouraged. Specific transition guidance applies to certain loans that currently are within the scope of Practice Bulletin 6, *Amortization of Discounts on Certain Acquired Loans*. The Company does not believe the determination of the impact on its financial statements will be meaningful until the Company completes a business combination with a financial institution and/or acquires a future loan portfolio.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3.* SFAS No. 154 replaced APB Opinion No. 20, *Accounting Changes,* and SFAS No. 3 *Reporting Accounting Changes in Interim Financial Statements* and changes in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle by requiring retrospective application to prior period financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of this statement are effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the impact of SFAS No. 154 to have a material impact on the consolidated balance sheets or statement of earnings for the Company.

Results of Operations

Net Earnings

Net earnings decreased $40,000 or 0.6% to $6,470,000 during 2005 from $6,510,000 for the year ended December 31, 2004. Basic income per share was $1.69 and $1.68 for 2005 and 2004, respectively, an increase of 0.6%. Comparatively, net earnings during 2004 increased $1,091,000 or 20.1% to $6,510,000 from the 2003 total of $5,419,000, while basic income per share increased $0.29 per share to $1.68 for 2004 from a 2003 per share total of $1.39.

Net earnings decreased slightly in 2005. This decrease in net earnings for 2005 is attributable to a decrease in noninterest income. This is offset by an increase in net interest income and a decrease in noninterest expense and provision for loan losses. The increase in net earnings for 2004 is attributable to an increase in net interest income, noninterest income and a decrease in provision for loan losses offset by an increase in noninterest expense. In addition, the results of the twelve months ended December 31, 2004 reflect a gain of $566 thousand, net of applicable income tax effects, upon the sale of a private equity investment.

Net Interest Income

Net interest income is the difference between the interest the Company earns on its loans, investment securities and other earning assets and the interest cost of its deposits, borrowed funds and other interest-bearing liabilities. This is the primary component of the Company's earnings. Net interest income was $14,702,000 for the year ended December 31, 2005. This increase of $33,000 or 0.2% over 2004 is due to increases in average interest earning assets and the net yield on total interest earning assets of 1 basis point to 2.77%.

Net interest income was $14,669,000 for the year ended December 31, 2004. This increase of $1,151,000 or 8.5% over 2003 is due to an increase in average interest earning assets offset by a decrease in the net yield on total interest earning assets of 5 basis points to 2.76%.

The Company uses interest rate protection contracts, primarily interest rate swaps, caps and floors, to protect the yields on earning assets and the rates paid on interest-bearing liabilities. Such contracts act as hedges against unfavorable rate changes. The income and expense associated with interest rate swaps, caps and floors are ultimately reflected as adjustments to the net interest income or expense of the underlying assets or liabilities. The effect of such interest rate protection contracts resulted in a net decrease in net interest income of $73,000 for 2005 and increases in net interest income of $65,000 and $220,000 for 2004 and 2003, respectively. At December 31, 2005 and 2004, the Company had one interest rate swap that was accounted for as a cash flow hedge. It is the intention of the Company to continue to utilize interest rate protection contracts to manage exposure to certain future changes in interest rate environments. However, there can be no assurance that such transactions will positively affect earnings. See "-- INTEREST RATE SENSITIVITY MANAGEMENT" the "CONSOLIDATED AVERAGE BALANCES, INTEREST INCOME/EXPENSE AND YIELDS/RATES" table appearing elsewhere herein and the "RATE/VOLUME VARIANCE ANALYSIS" tables immediately following.

Rate/Volume Variance Analysis

Taxable-Equivalent Basis (1)(2) Years Ended December 31, 2005 Compared to 2004		Net Change	Change Due to Rate	Volume	Rate/ Volume
			(In thousands)		
Earning Assets:					
Loans	$	2,583	1,706	792	85
Investment securities:					
Taxable		(346)	377	(696)	(27)
Tax-exempt		666	(60)	747	(21)
Total investment securities		320	317	51	(48)
Federal funds sold		143	161	(8)	(10)
Interest earning deposits with other banks		25	16	4	5
Total earning assets	$	3,071	2,200	839	32
Interest bearing liabilities:					
Deposits:					
NOWs	$	337	515	(111)	(67)
Savings and money market		1,239	1,148	55	36
Certificates of deposit less than $100,000		359	394	(31)	(4)
Certificates of deposit and other time deposits of $100,000 or more		460	271	171	18
Total interest bearing deposits		2,395	2,328	84	(17)
Federal funds purchased and securities sold under agreements to repurchase		60	58	1	1
Other borrowed funds		358	265	88	5
Total interest bearing liabilities	$	2,813	2,651	173	(11)

(1) For analytical purposes, income for tax-exempt assets, primarily securities issued by state and local governments or authorities, is adjusted by an increment which equates tax-exempt income to interest from taxable assets (assuming a 34% effective federal income tax rate).

(2) The change in interest due to rate is calculated by multiplying the previous volume by the rate change and the change in interest due to volume is calculated by multiplying the change in volume by the previous rate. Changes attributable to both changes in rate and volume are calculated by multiplying the change in volume by the change in rate, in proportion to the relationship of the absolute dollar amounts of the change in each.

Rate/Volume Variance Analysis

Taxable-Equivalent Basis (1)(2) Years Ended December 31, 2004 Compared to 2003		Net Change	**Change Due to** Rate	Volume	Rate/ Volume
			(In thousands)		
Earning Assets:					
Loans	$	(492)	(875)	405	(22)
Investment securities:					
Taxable		1,596	103	1,474	19
Tax-exempt		1,672	(16)	1,749	(61)
Total investment securities		3,268	87	3,223	(42)
Federal funds sold		26	17	8	1
Interest earning deposits with other banks		3	1	2	--
Total earning assets	$	2,805	(770)	3,638	(63)
Interest bearing liabilities:					
Deposits:					
NOWs	$	(95)	(107)	13	(1)
Savings and money market		267	(119)	420	(34)
Certificates of deposit less than $100,000		(120)	(119)	(1)	--
Certificates of deposit and other time deposits of $100,000 or more		(475)	(376)	(113)	14
Total interest bearing deposits		(423)	(721)	319	(21)
Federal funds purchased and securities sold under agreements to repurchase		(16)	4	(18)	(2)
Other borrowed funds		1,525	(334)	2,108	(249)
Total interest bearing liabilities	$	1,086	(1,051)	2,409	(272)

(1) For analytical purposes, income for tax-exempt assets, primarily securities issued by state and local governments or authorities, is adjusted by an increment which equates tax-exempt income to interest from taxable assets (assuming a 34% effective federal income tax rate).

(2) The change in interest due to rate is calculated by multiplying the previous volume by the rate change and the change in interest due to volume is calculated by multiplying the change in volume by the previous rate. Changes attributable to both changes in rate and volume are calculated by multiplying the change in volume by the change in rate, in proportion to the relationship of the absolute dollar amounts of the change in each.

Interest Income

Interest income is a function of the volume of interest-earning assets and their related yields. Interest income was $30,022,000, $27,177,000 and $24,940,000 for the years ended December 31, 2005, 2004, and 2003, respectively. The increase in interest income during 2005 resulted primarily from an increase in the average volume outstanding of loans and an increase in yields for all components of interest earning assets. Average interest-earning assets increased $6,608,000 or 1.2% during 2005, compared to an increase of $71,803,000 or 14.8% during 2004, while the fully taxable equivalent yields on average earning assets increased 48 basis points in 2005 after decreasing 16 basis points in 2004. The combination of these factors resulted in an increase in interest income of $2,845,000 or 10.5% for 2005 and an increase of $2,237,000 or 9.0% during 2004. See "--CONSOLIDATED AVERAGE BALANCES, INTEREST INCOME/EXPENSE AND YIELDS/RATES" and THE "RATE/VOLUME VARIANCE ANALYSIS" tables.

Loans are the main component of the Bank's earning assets. Interest and fees on loans were $18,390,000, $15,807,000 and $16,299,000 for the years ended December 31, 2005, 2004 and 2003, respectively. These levels reflected an increase of $2,583,000 or 16.3% during 2005, and a decrease of $492,000 or 3.0% during 2004. The increase in 2005 is due to an increase in the fully taxable equivalent yield on loans and an increase in the average volume outstanding on loans. The decrease in 2004 is due to a decrease in the fully taxable equivalent yield on loans offset by an increase in the average volume outstanding on loans. The level of average balances has increased to $275,972,000 in 2005 from $262,800,000 in 2004 and $256,431,000 for 2003. The fully taxable equivalent yield on loans increased 65 basis points to 6.66% in 2005, and decreased 35 basis points to 6.01% in 2004 from the 2003 average yield of 6.36%.

Interest income on investment securities increased $93,000 or 0.8% to $11,333,000 in 2005, following an increase of $2,701,000 or 31.6% to $11,240,000 in 2004 from $8,539,000 in 2003. The 2005 increase was due to an increase in the yield of 21 basis points offset by a $6,320,000 decrease in average volume outstanding compared to 2004 levels. The 2004 increase was due to a $64,587,000 increase in average volume outstanding and an increase in yield of 26 basis points compared to 2003 levels. The fully taxable equivalent yields on investment securities were 4.40% in 2005, 4.19% in 2004 and 3.93% in 2003. See "FINANCIAL CONDITION--INVESTMENT SECURITIES."

Interest Expense

Total interest expense was $15,321,000, $12,508,000 and $11,422,000 for the years ended December 31, 2005, 2004 and 2003 respectively, representing an increase of $2,813,000 or 22.5% during 2005 and an increase of $1,086,000 or 9.5% during 2004. Total average balances outstanding of interest-bearing liabilities have continued an upward trend over the last three years to $483,422,000 in 2005 from $482,121,000 in 2004 and $415,761,000 in 2003. The rates paid on these liabilities increased 58 basis points in 2005 to 3.17% after decreasing 16 basis points to 2.59% during 2004 from 2.75% in 2003.

Interest on deposits, the primary component of total interest expense, increased $2,395,000 to $10,520,000 or 29.5% during 2005 from $8,125,000 in 2004, which in turn represented a $423,000 or 4.9% decrease from the 2003 level of $8,548,000. The average balance outstanding of interest-bearing deposits has decreased slightly to the 2005 level of $375,316,000 as compared to $376,144,000 in 2004 and $352,281,000 in 2003. The average rates paid on interest-bearing deposits were 2.80%, 2.16% and 2.43% for 2005, 2004 and 2003, respectively.

Interest expense on borrowed funds was $4,710,000 in 2005, $4,352,000 in 2004 and $2,826,000 in 2003. These levels represent an increase of $358,000 or 8.2% during 2005, and an increase of $1,526,000 or 54.0% during 2004. The 2005 increase is due to an increase in interest rates on FHLB advances. The 2004 increase is due to additional FHLB advances as part of the leverage transaction when the Company's subsidiary issued trust preferred securities in November 2003.

Provision for Loan Losses

During 2005, the Company made a total provision for loan losses of $485,000 based on management's reviews and assessments of the risks in the loan portfolio, the amount of the loan portfolio and historical loan loss trends, and an evaluation of certain significant problem loans. During 2004 and 2003, the Company made total provisions for loan losses of $600,000 and $675,000, respectively. The decrease in 2005 and 2004 are due to improved performance in the loan portfolio. Despite loan growth in 2005, the provision for loan losses also decreased due to the decrease in charge-offs compared to 2004. See "FINANCIAL CONDITION -- ALLOWANCE FOR LOAN LOSSES AND RISK ELEMENTS."

Noninterest Income

Noninterest income decreased $644,000 or 9.3% to $6,271,000 for the year ended December 31, 2005, from the 2004 total of $6,915,000, which in turn represented an increase of $142,000 or 2.1%from the total of $6,773,000 for 2003.

Service charges on deposit accounts increased $7,000 or 0.5% during 2005 to $1,497,000 and decreased $7,000 or 0.5% in 2004 to $1,490,000 from $1,497,000 in 2003. Service charge income remained fairly stable in 2005, 2004 and 2003.

Net gains from investment securities decreased $722,000 or 98.5% to $11,000 for the year ended December 31, 2005, from the 2004 total of $733,000. This decrease is primarily due to a gain of $566 thousand in 2004, net of applicable income tax effects, upon the sale of a private equity investment.

Other noninterest income increased $70,000 or 1.5% to $4,762,000 in 2005 from $4,692,000 in 2004. Comparatively, the 2004 total represented an increase of $411,000 or 9.6% from $4,281,000 in 2003. The increase in 2005 was primarily due to a $321,000 increase in the gain on sale of mortgage loans. This is somewhat offset by a $293,000 decrease in MasterCard/VISA discounts and fees. This decrease is due to the Company moving its

MasterCard/VISA merchant processing to a third party in mid 2005. The increase in 2004 was primarily due to an increase of $280,000 in MasterCard/VISA discounts and fees due to an increase in transaction volume and fees, $73,000 in servicing fees and $132,000 in dividends from stock in other companies. These increases were offset by a decrease of $336,000 on the gains on the sale of mortgage loans. See "ITEM 1 – BUSINESS SERVICES."

Noninterest Expense

Total noninterest expense was $11,809,000 for 2005, $12,125,000 for 2004, and $11,914,000 for 2003 reflecting a decrease of $316,000 or 2.6% for 2005, and an increase of $211,000 or 1.8% for 2004.

Salaries and benefits increased $66,000 or 1.2% to $5,453,000 for the year ended December 31, 2005, and increased $636,000 or 13.4% to $5,387,000 for the year ended December 31, 2004, from the 2003 total of $4,751,000. At December 31, 2005, the Company had 133 full-time equivalent employees, a number which has remained fairly stable compared to 135 and 133 for 2004 and 2003, respectively. The increase in salary and benefit expenses for 2005 and 2004 was primarily due to merit raises and the cost of benefits associated with such increases.

Net occupancy expense was $1,079,000, $1,234,000 and $1,251,000 for 2005, 2004 and 2003, respectively, representing a decrease of $155,000 or 12.6% in 2005 and a decrease of $17,000 or 1.4% in 2004 over the previous year's levels. The 2005 decrease is primarily due to a decrease in technology lease payments. The 2004 decrease is due to a decrease in furniture and equipment depreciation, computer hardware maintenance and technology lease payments. These decreases are offset by an increase in furniture and equipment service contracts and building lease payments.

Other noninterest expense was $5,277,000 for 2005, $5,504,000 for 2004, and $5,912,000 for 2003. These levels represent a decrease of $227,000 or 4.1% in 2005 and a decrease of $408,000 or 6.9% in 2004 over the respective previous year. The 2005 decrease is primarily due to a $263,000 decrease in MasterCard/VISA processing expense as a result of the Company moving its MasterCard/VISA processing to a third party in mid 2005 as mentioned above. The 2004 decrease was mainly due to the early prepayment penalty paid in 2003 of $715,000 to refinance $10 million in FHLB advances. This decrease was offset by an increase of $296,000 in the MasterCard/VISA transaction volume mentioned above from the same period of 2003. See "SUPERVISION AND REGULATION--FDIC INSURANCE ASSESSMENTS."

Income Taxes

The Company's income tax expense was $2,209,000, $2,349,000 and $2,283,000 in 2005, 2004 and 2003, respectively. These levels represent an effective tax rate on pre-tax earnings of 25.5% for 2005, 26.5% for 2004, and 29.6% for 2003. The effective tax rate has decreased due to the purchase of tax-exempt securities as part of the leverage transaction when the Company's subsidiary issued trust preferred securities in November 2003. Details of the tax provision for income taxes are included in Note 12, "Income Tax Expense" in the Notes to the Consolidated Financial Statements included elsewhere herein.

Corporate Information

Corporate Headquarters
100 N. Gay Street
P.O. Box 3110
Auburn, AL 36831-3110
Phone: 334-821-9200
Fax: 334-887-4690
www.auburnbank.com

Independent Auditors
KPMG LLP
SouthTrust Towers
Suite 1800
420 20th Street N.
Birmingham, AL 35203

Shareholder Services
Shareholders desiring to change the name, address or ownership of Auburn National Bancorporation, Inc. common stock or to report lost certificates should contact our Transfer Agent:

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
Phone: 1-800-368-5948
Fax: 1-908-497-2318
e-mail: info@rtco.com

For frequently asked questions, visit the Transfer Agent's home page at www.rtco.com

Annual Meeting
Tuesday, May 9, 2006
3:00 p.m. (Central Time)
AuburnBank Center
132 N. Gay Street
Auburn, AL 36830

Investor Relations
A copy of the Company's annual report on Form 10-K, filed with the Securities and Exchange Commission (SEC), as well as our other SEC filings and our latest press releases are available free of charge through a link on our internet website at www.auburnbank.com. Requests for these documents may also be made by emailing Investor Relations at investorrelations@auburnbank.com or by contacting Investor Relations by telephone or mail at the Company's corporate headquarters.

Common Stock Listing
Auburn National Bancorporation, Inc. Common Stock is traded on the Nasdaq Capital Market under the symbol AUBN.

Dividend Reinvestment and Stock Purchase Plan
Auburn National Bancorporation, Inc. offers a Dividend Reinvestment Plan (DRIP) for automatic reinvestment of dividends in the stock of the company. Participants in the DRIP may also purchase additional shares with optional cash payments. For additional information or for an authorization form, please contact Investor Relations.

Direct Deposit of Dividends
Dividends may be automatically deposited into a shareholder's checking or savings account free of charge. For more information, contact Investor Relations.

YOUR PARTNER,
YOUR NEIGHBOR,
YOUR FRIEND.

YOUR PARTNER,
YOUR NEIGHBOR,
YOUR FRIEND.

AUBURNBANK
www.auburnbank.com

100 N. Gay Street, P.O. Box 3110, Auburn, AL 36831-3110
Telephone: 334-821-9200 Fax: 334-887-2772